Exhibit 10.6

ASSET AND STOCK PURCHASE AGREEMENT

dated as of

January 8, 2006

between

TEXAS INSTRUMENTS INCORPORATED

and

S&C PURCHASE CORP.

i

PAGE
Section 7.05. WARN Act	51
Section 7.06. Non-solicit	51
Section 7.07. Conflicts; Privileges	52
Section 7.08. Commercial Arrangements	53
Section 7.09. Accounts Receivable	53
Section 7.10. Seller Trademarks and Tradenames	53
Section 7.11. Certain Products	55

ARTICLE 8
TAX MATTERS

Section 8.01. Tax Matters	57
Section 8.02. Tax Cooperation; Allocation of Taxes	57

ARTICLE 9
PERSONNEL MATTERS

Section 9.01. Business Employees	60
Section 9.02. Maintenance of Compensation and Employee Benefits	61
Section 9.03. Employee Communications	71
Section 9.04. Acknowledgement	71
Section 9.05. No Third-party Beneficiaries	71

ARTICLE 10
CONDITIONS TO CLOSING

Section 10.01. Conditions to Obligations of Buyer and Seller	72
Section 10.02. Conditions to Obligation of Buyer	72
Section 10.03. Conditions to Obligation of Seller	73

ARTICLE 11
SURVIVAL; INDEMNIFICATION

Section 11.01. Survival	73
Section 11.02. Indemnification	74
Section 11.03. Procedures	76
Section 11.04. Calculation of Damages	81
Section 11.05. Assignment of Claims	82
Section 11.06. Exclusivity	82

ARTICLE 12
TERMINATION

Section 12.01. Grounds for Termination	82
Section 12.02. Effect of Termination	83

DISCLOSURE SCHEDULE

SCHEDULE 4.05    Commitment Letters

EXHIBIT A	Form of Assignment and Assumption Agreement
EXHIBIT B	Form of Cross License Agreement
EXHIBIT C	Form of Transition Services Agreement
EXHIBIT D	Form of Opinion Regarding Employee Benefit Plan Qualification (for Buyer and Seller)
EXHIBIT E	Form of Certification Regarding VEBA (for Buyer and Seller)

ASSET AND STOCK PURCHASE AGREEMENT

AGREEMENT (this “Agreement”) dated as of January 8, 2006 between Texas Instruments Incorporated, a Delaware corporation (“Seller”), and S&C Purchase Corp., a Delaware corporation (“Buyer”).

W I T N E S S E T H :

WHEREAS, Buyer desires to purchase the Shares (as defined below) and the Purchased Assets (as defined below) and assume the Assumed Liabilities (as defined below) from Seller and its Subsidiaries, and Seller and its Subsidiaries desire to sell the Shares and the Purchased Assets and transfer the Assumed Liabilities to Buyer, upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Accounting Policies” means GAAP, applied in a manner consistent with the accounting policies, principles, practices and methodologies used in the preparation of the Audited Balance Sheet.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, determination, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Assignment and Assumption Agreement” means an Assignment and Assumption Agreement between Buyer and Seller in substantially the form attached hereto as Exhibit A with such changes as Buyer and Seller may agree upon, together with any other documents of conveyance entered into pursuant to Section 2.09(c)(vi).

“Audited Balance Sheet” means the audited balance sheet of the Business as of December 31, 2004.

“Balance Sheet Date” means December 31, 2004.

“Base Working Capital” means $199,000,000.

“Business” means the Control Business and the Sensor Business. The Business does not include the RFID Business.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York and London, England are authorized or required by Applicable Law to close.

“Business Employee” means any employee of Seller or any of its Subsidiaries or Affiliates who is employed primarily in connection with the Business, (i) including, for the avoidance of doubt, the individuals named in Section 1.01(a)(i) of the Disclosure Schedule, but (ii) excluding the individuals named in Section 1.01(a)(ii) of the Disclosure Schedule, and such employees of the Retained Businesses as Seller and Buyer may agree to treat as Business Employees prior to the Closing.

“Business Intellectual Property Rights” means the Business Patents and the Other Business Intellectual Property Rights.

“Business Patents” means the Patents listed in Section 2.02(h) of the Disclosure Schedule.

“Closing Date” means the date on which the Closing occurs. The Closing shall be deemed to occur at 12:01 a.m. on the date that is the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Consent” means any authorization, approval, order, license, qualification, permit, franchise, certification, waiver or other consent of any third Person or any Governmental Authority.

“Control Business” means the business conducted by the Controls business unit of Seller and Seller’s Subsidiaries involving the design, development, sale, manufacturing and marketing of Control Products.

“Control Products” means (i) electromechanical products designed to control heat, current or arcing, including in commercial and residential heating and air conditioning systems, refrigeration appliances, lighting, aerospace or industrial products, and also including motor protectors, circuit breakers, lighting protection, arc-fault circuit protectors, precision switches, thermostats or semiconductor burn-in test sockets, (ii) electronic control modules or board level solutions in heating, ventilation, air conditioning or refrigeration systems, including for gas ignition, defrost control, electric heat, fan sequencing, system monitoring, or compressor control and protection or (iii) control products intended for applications addressed by products that are currently marketed or under development by the Controls business unit of Seller and its Subsidiaries.

“Cross License Agreement” means a Cross License Agreement between Buyer and Seller in the form attached hereto as Exhibit B.

“Current Product” means any (i) Sensor Product or Control Product, or any component thereof, that was manufactured, marketed, sold, offered for sale, distributed or otherwise transferred by the Business, or with respect to which the Business has substantially completed its development efforts, as of the Closing Date and (ii) future Sensor Product, Control Product or component that is an extension, modification, derivation, replacement or successor of such Sensor Product, Control Product or component and does not infringe or misappropriate Intellectual Property Rights of a third party in a manner that is materially different from its predecessor.

“Disclosure Schedule” means the disclosure schedule delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement and attached hereto.

“Economic Detriment” means (i) any Tax, penalty, cost, expense or other adverse economic impact on Buyer or its Affiliates (including the Purchased Subsidiaries), except to the extent of invoiced out-of-pocket expenses for which Buyer is reimbursed by Seller on an after-tax basis, (ii) any restriction, reduction or other impairment of any Purchased Subsidiary’s ability after the Closing Date directly or indirectly to dividend, distribute or otherwise repatriate cash (other than by reductions (but in any event not below zero) of statutory retained earnings accrued and available for distributions prior to the Closing Date) or (iii) prior to the Closing any change in current assets (except cash) or liabilities from those consistent with historical levels maintained in the ordinary course of business. Notwithstanding the foregoing, in connection with any transfer of Purchased Subsidiary Pre-Closing Cash pursuant to Section 2.06(a)(i) or 2.06(b)(ii), the reduction in cash by the amount transferred shall not in and of itself be deemed an Economic Detriment.

“Employee Plan” means any “employee benefit plan”, as defined in Section 3(3) of ERISA, and any employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for cash or equity compensation, profit-sharing, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits and post-employment or retirement, or other benefits, in each case which is maintained, sponsored, administered or contributed to by Seller or any Subsidiary of Seller (or any ERISA Affiliate of Seller or any Subsidiary of Seller) and (i) covers any current or former Business Employee who is based primarily in the United States, (ii) with respect to which any Purchased Subsidiary has any material current or future Liability or (iii) which would otherwise constitute an Assumed Liability.

“Environmental Laws” means any Applicable Law as in effect on or prior to the Closing Date relating to the environment, pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials or to public or workplace health or safety.

“Environmental Liabilities” means any and all Liabilities or commitments primarily arising in connection with or relating to the Business (as currently or previously conducted), the Purchased Assets, the Purchased Subsidiaries or any activities or operations occurring or conducted at the Real Property, which arise under or relate to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Environmental Liabilities” means any Environmental Liabilities attributable or relating to, resulting from, or caused by (i) any real property or facility now or previously owned, leased or operated by the Purchased Subsidiaries or by Seller or any Affiliate of the Seller with respect to the Business (other than (A) the Real Property, (B) except as otherwise provided in clause (ii), the Kuala Lumpur, Malaysia facility currently shared by a Retained Business and the Business, but only to the extent arising out of the operation of the Business or (C) any other Purchased Asset, but only to the extent arising out of the operation of the Business); (ii) any Retained Business (including the Known Kuala Lumpur Contamination and any other Environmental Liabilities to the extent arising from the conduct of any Retained Business at any facility currently shared by such Retained Business and the Business); and (iii) the offsite treatment, storage, disposal or arrangement for disposal of hazardous substances, wastes or materials by Seller or any Affiliate of Seller with respect to the Business (including any such hazardous substances, wastes or materials generated in connection with operations upon the Real Property) or by any Purchased Subsidiary, in each case prior to the Closing.

“Excluded Representations” means, as to Seller or Buyer, as applicable, the representations set forth in Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.17 (Finders’ Fees), Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.07 (Finders’ Fees) and Section 8.01 (Tax Matters).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental authority, department, court, agency or official, including any political subdivision thereof and any arbitral body the decrees of which have the force of law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Identified Environmental Liability” means Environmental Liabilities arising out of those matters described in Section 3.20(b) of the Disclosure Schedule.

“Indebtedness” means (i) all obligations for borrowed money, (ii) all obligations evidenced by notes, bonds, debentures or other instruments, (iii) all obligations under any hedging or swap obligation or other similar arrangement, (iv) all obligations (other than operating leases) secured by a Lien on Purchased Assets or Assets of a Purchased Subsidiary, other than a Lien described in clause (i), (iii) or (iv) of the definition of Permitted Liens, (v) all obligations for the deferred purchase price of property or services (other than current liabilities incurred in the ordinary course of business), (vi) all commitments by which a Person assures a creditor against loss (including contingent reimbursement obligations regarding letters of credit), (vii) all obligations under capitalized leases, (viii) all guarantees (other than product warranties made in the ordinary course of business), including guarantees of any items set forth in clauses (i) through (vii), and (ix) all outstanding prepayment premiums, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (ix).

“Intellectual Property Right” means any Patent, trademark, service mark, all goodwill associated with each of such marks, trade name, trade dress, internet domain name, mask work, trade secret, copyright, know-how, software (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right and the right to sue and recover for any past, present, or future infringements or misappropriations thereof.

“International Plan” means any employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement providing for cash or equity compensation, profit-sharing, incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits and post-employment or retirement benefits, in each case which is maintained, administered or contributed to by Seller or any Subsidiary of Seller (or any Affiliate of Seller or any Subsidiary of Seller) and (i) covers any current or former Business Employee who is based primarily in a country other than the United States, (ii) with respect to which any Purchased Subsidiary has any material Liability or (iii) which would otherwise constitute an Assumed Liability, and in any event is not an Employee Plan.

“knowledge of Seller,” “Seller’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge, after reasonable inquiry of appropriate personnel (including members of the legal department), of Thomas Wroe, Jr., Gene A. Carlone, Martha N. Sullivan, Robert E. Kearney, Dick Dane, Jim Armstrong or Donna Kimmel.

“Known Kuala Lumpur Contamination” means conditions of contamination in the soil and groundwater identified prior to the date hereof at, on or under the Kuala Lumpur, Malaysia facility currently shared by a Retained Business and the Business.

“Latest Balance Sheet” means the unaudited balance sheet of the Business as of September 30, 2005.

“Leased Real Property” means all of Seller’s and its Subsidiaries’ right, title and interest in all leases, subleases, licenses, concessions and other agreements (the “Leases”), pursuant to which Seller or one of its Subsidiaries holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any land, buildings, structures, improvements, fixtures or other interest in real property used or held for use primarily by the Business, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Seller or one of its Subsidiaries thereunder.

“Leasehold Improvements” means all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by Seller or one of its Subsidiaries, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property.

“Liability” means any liability, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise, and regardless of when asserted or by whom.

“License Side Agreement” means the License Side Agreement dated the date hereof between Seller and Buyer.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, option, right of first refusal, right of first offer or encumbrance in respect of such property or asset.

“Material Adverse Effect” means a material adverse effect on the business, financial condition or results of operations of the Business, except for any such effect (i) to the extent relating to any Excluded Asset or Excluded Liability and for which Buyer, its Subsidiaries and the Purchased Subsidiaries will have no Liability following the Closing in accordance with the terms of this Agreement or (ii) resulting from or arising in connection with (A) the announcement of this Agreement or the consummation of the transactions specifically contemplated hereby, (B) changes or effects affecting generally the industries in which the Business operates, (C) changes in Applicable Laws or accounting standards, principles or interpretations of general application, (D) changes in economic, regulatory or political conditions generally or (E) changes attributable to actions or omissions of Buyer or any of its Affiliates, other than any action or omission specifically contemplated by this Agreement; provided that the changes or effects described in clauses (B) through (D) shall be disregarded only to the extent that the effect or change is not disproportionately adverse to the Business compared to other Persons operating in the industries in which the Business operates, taking into account the market position and geographic scope of the Business.

“MEMS Product” means a product integrating (i) sensors, actuators and/or micromechanical elements and (ii) electronics, on a common silicon substrate; wherein such product is fabricated using a combination of integrated circuit process sequences (e.g., CMOS, Bipolar, or BICMOS processes), and at least one substantial “micromachining” process step (wherein such “micromachining” process step is not a Semiconductor Process step).

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Other Business Intellectual Property Rights” means all Intellectual Property Rights (other than Patents) owned by Seller or any of its Subsidiaries and developed by, or used or held for use exclusively in, the Control Business or the Sensor Business (including any invention disclosure which is not the subject of a filing with the United States Patent and Trademark Office (or foreign equivalent) as of the Closing Date).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto owned by Seller or one of its Subsidiaries and used or held for use primarily by the Business.

“Patent” means any issued patent or pending patent application (including any provisional patent application), and any and all divisionals, continuations, continuations-in-part, reissues, renewals, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, supplementary protection certificates, certificates of invention and similar statutory rights.

“Person” means an individual, corporation, partnership, limited liability company, association, joint venture, trust or other entity or organization, including a Governmental Authority.

“Portfolio Cross-License” means a non-exclusive Patent cross-license covering at least a majority of Seller’s Patent portfolio and entered into in the normal course of Seller’s Patent licensing business.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

“Purchased Subsidiaries” means Texas Instrumentos Eletronicos do Brasil Limitada; Texas Instruments (Changzhou) Co., Ltd.; Texas Instruments (China) Company Limited; Texas Instruments Korea Limited (“TI Korea”) and Texas Instruments Italia S.p.A (“TI Italia”).

“Purchased Subsidiary Liability” means any Liability of any Purchased Subsidiary which would fall within the definition of an Excluded Liability were it a Liability of the Seller or a Retained Subsidiary.

“Replacement Guarantee” means the guarantee to be entered into by Seller or a Subsidiary of Seller prior to the Closing Date in connection with the sale by Engineered Materials Solutions, Inc. of its contacts business to a joint venture of Checon Corporation and Shivalik Bimetal Controls Ltd., such guarantee to be fully secured by collateral of such joint venture (and include reasonable mechanics for the guarantor from time to time to verify the adequacy of the collateral securing its guarantee), limit the liability of the guarantor to $5 million and otherwise be in form and substance reasonably acceptable to Buyer (it being understood that Buyer shall be entitled to participate in the discussions with respect to the form and substance of such guarantee on and after the date hereof and prior to the execution thereof).

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, financial advisors, auditors, agents and other authorized representatives.

“Retained Businesses” means all businesses now, previously or hereafter conducted by Seller or any of its Subsidiaries other than the Business. The Retained Businesses include the RFID Business.

“Retained Subsidiaries” means all of the Subsidiaries of Seller other than the Purchased Subsidiaries.

“RFID Business” means the business of designing, developing, licensing, manufacturing, marketing and selling radio frequency identification systems as conducted by Seller and its Subsidiaries.

“Securities Act” means the Securities Act of 1933, as amended.

“Semiconductor Activities” means the design, development, use and distribution of (i) design, automation, application or other software embodied in or operating on or in any way relating to the manufacture, or use of, any Semiconductor Product and (ii) application notes, reference designs, emulators, evaluation modules (EVMs), and marketing materials directly relating to the sales, marketing or use of any Semiconductor Product.

“Semiconductor Process” means any system, method, process, software or hardware, material, structure, apparatus, device, composition, or improvement, for or relating to the manufacture, assembly or test of a semiconductor device.

“Semiconductor Product” means any semiconductor product or other product made using a Semiconductor Process, such as discretes, integrated circuits, MEMS Products and radio frequency identification products. Semiconductor Product also means chipsets or combinations of discretes and/or integrated circuits which are incorporated in board-level products, or in assemblies or systems, but in any event does not mean any portion of any such board-level product, assembly or system which is not a chipset, discrete or integrated circuit. Semiconductor Products includes any software which is incorporated in, or specific to any of the foregoing which are Semiconductor Products.

“Sensor Business” means the business conducted by the Sensor business unit of Seller and Seller’s Subsidiaries involving the design, development, sale, manufacturing and marketing of Sensor Products (excluding the Tire Pressure Sensor Products).

“Sensor Products” means (i) pressure, position, force, gas or acceleration sensors or pressure switches, in each case for transportation, industrial or heating, ventilation, air conditioning or refrigeration applications or (ii) sensor products intended for applications that are addressed by products currently marketed or under development by the Sensors business unit of Seller and its Subsidiaries.

“Shares” means all of the outstanding shares of capital stock of, or other equity interests in, the Purchased Subsidiaries.

“Subsidiary” means, with respect to any Person, any entity of which, and only for so long as, securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), or (ii) Liability for the payment of any amounts of the type described in (i) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means this Agreement, the Assignment and Assumption Agreement, the Cross License Agreement, the License Side Agreement and the Transition Services Agreement.

“Transferred Indebtedness” means the Indebtedness listed in Section 1.01(b) of the Disclosure Schedule.

“Transition Services Agreement” means a Transition Services Agreement between Buyer and Seller in substantially the form attached hereto as Exhibit C with such changes as Buyer and Seller may agree upon.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.08
Agreement	Preamble
Allocation Methodology	2.08
Alternative Transaction	5.06
Apportioned Obligations	8.02
Apportioned Ad Valorem Obligations	8.02
Assumed Liabilities	2.04
Baskets	11.03
Business Covered Employees	7.06
Buyer	Preamble
Buyer Basket	11.02
Buyer Cap	11.02
Buyer Indemnified Party	11.02
Buyer International Retirement Plan	9.02
Buyer Retiree Medical Plan	9.02
Buyer DB Plan	9.02
Buyer DC Plan	9.02
Buyer FSA Plan	9.02
Buyer Welfare Plan	9.02
Caps	11.03
Certifications	9.02
Closing	2.09
Closing Statement	2.10
Closing Working Capital	2.10
Competing Business	5.03
Confidentiality Agreement	6.01
Contracts	2.01
Controlling Party	11.03
Current Representation	7.07
Damages	11.02

Term	Section
DB Participants	9.02
Debt Commitment Letter	4.05
Debt Financing	4.05
Designated Representative	7.07
Disputed Item	2.10
Environmental Matters	11.03
Equity Commitment Letters	4.05
Equity Financing	4.05
Estimated Working Capital	2.09
EU Employment Regulations	9.02
Excluded Assets	2.03
Excluded Liabilities	2.05
Final Pension Amount	9.02
Final Working Capital	2.11
Financing	4.05
Have Made Costs	7.11
Indemnified Party	11.03
Indemnifying Party	11.03
Initial Pension Amount	9.02
International Transfer Amount	9.02
Non-Controlling Party	11.03
Other Apportioned Obligations	8.02
Permitted Liens	3.13
Post-Closing Tax Period	8.02
Potential Contributor	11.05
PBGC	9.02
Purchase Price	2.08
Purchased Assets	2.01
Purchased Subsidiary Pre-Closing Cash	2.06
Purchased Subsidiary Securities	3.06
Real Property	3.13
Registered Business Intellectual Property Rights	3.14
Relevant Period	9.02
Required Consents	3.05
Restructuring	2.06
Sample Working Capital Calculation	2.10
Seller	Preamble
Seller Cap	11.02
Seller DB Plan	9.02
Seller DC Plan	9.02
Seller Environmental Basket	11.02
Seller FSA Plan	9.02
Seller General Basket	11.02

Term	Section
Seller Indemnified Party	11.02
Seller International Retirement Plan	9.02
Seller Retiree Medical Plan	9.02
Seller Trademarks and Tradenames	2.03
Seller Welfare Plan	9.02
Specified Matters	11.02
Specified Policy	5.05
Supplemental Financial Statements	5.02
Third Party Buyers	11.03
Third Party Claim	11.03
Tire Pressure Sensor Products	5.03
Transfer Taxes	8.02
Transferred Cash	2.03
Transferred Employees	9.01
Transferred Employees (Non-U.S.)	9.01
Transferred Employees (U.S.)	9.01
VEBA	9.02
WARN Act	7.05
Warranty Breach	11.02

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. When the words “not to be unreasonably withheld” are used in this Agreement, they shall be deemed to be followed by the phrase “, conditioned or delayed”, whether or not they are in fact followed by that phrase or a phrase of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person.

References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law” or “laws” shall be deemed to include any and all Applicable Law.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, Seller agrees to, and to cause its Subsidiaries to, sell to Buyer, and Buyer agrees to purchase from Seller and its Subsidiaries, the Shares at the Closing.

Section 2.02. Purchase and Sale of the Purchased Assets. Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from Seller and the Retained Subsidiaries and Seller agrees to, and to cause the Retained Subsidiaries to, sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer at the Closing, free and clear of any Liens, other than Permitted Liens, all of Seller’s and the Retained Subsidiaries’ right, title and interest in, to and under all of the assets, rights, properties and business, of every kind and description, owned, held or used primarily in the conduct of the Business by Seller or any of the Retained Subsidiaries as the same shall exist on the Closing Date, except for the Excluded Assets (the “Purchased Assets”). The Purchased Assets include all right, title and interest of Seller and the Retained Subsidiaries in, to and under the following that are owned, held or used primarily in the conduct of the Business:

(a) the Owned Real Property and the Leased Real Property (including all Leasehold Improvements thereon) listed in Section 3.13 of the Disclosure Schedule;

(b) all personal property and interests therein (including machinery, equipment, furniture, office furnishings and vehicles) located at (i) the Owned Real Property and Leased Real Property described in clause (a) above or (ii) that portion of any facility used by the Business other than such Owned Real Property or Leased Real Property;

(c) all raw materials, work-in-process, finished goods, supplies, spare parts, packaging and other inventories, except for work-in-process and finished goods produced by any Retained Business for which the Business has not yet taken ownership in accordance with the commercial arrangements relating thereto, but including work-in-process and finished goods produced by the Business for which the Retained Businesses have not yet taken ownership in accordance with the commercial arrangements relating thereto;

(d) all rights (including rights in respect of non-performance or breach) under all contracts, agreements, leases, licenses (excluding Portfolio Cross-Licenses), commitments, sales and purchase orders and other instruments, including all contracts listed in Section 3.10 of the Disclosure Schedule (collectively, the “Contracts”), including the capital lease relating to the Attleboro, Massachusetts facility;

(e) all trade accounts receivable and other receivables;

(f) all prepaid assets;

(g) all of the Shares;

(h) all Business Intellectual Property Rights;

(i) all licenses, permits, qualifications or other governmental authorizations transferable without consent of any Governmental Authority and such other licenses, permits, qualifications, or other governmental authorizations for which consent to transfer is obtained on or prior to (or, pursuant to Section 2.07, after) the Closing Date;

(j) all books, records, files and papers, whether in hard copy or computer format, including any information relating to any Tax imposed on the Purchased Assets or a Purchased Subsidiary;

(k) sales and promotional literature, customer lists, and other sales and marketing-related materials; and

(l) all claims, causes of action, judgments, reimbursements and demands.

Section 2.03. Excluded Assets. Buyer expressly understands and agrees that the following assets and properties of Seller and the Retained Subsidiaries (the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a) all of Seller’s and the Retained Subsidiaries’ cash and cash equivalents on hand and in banks (except for such amounts, if any, as the parties may agree will be retained by the Purchased Subsidiaries and not constitute Purchased Subsidiary Pre-Closing Cash (the “Transferred Cash”));

(b) insurance policies relating to the Business and all claims, credits, causes of action or rights thereunder (except for Buyer’s rights under Section 5.05);

(c) all Intellectual Property Rights (other than the Business Intellectual Property Rights), including the marks and names set forth in Section 2.03 of the Disclosure Schedule (the “Seller Trademarks and Tradenames”), and including all royalties and/or other license payments under any Portfolio Cross-License;

(d) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby (other than confidentiality agreements with any Person relating to the Business, copies of which will be made available to Buyer at the Closing (it being understood that the portion of such copies not relating to the Business may be redacted)) and all minute books and corporate records of Seller and the Retained Subsidiaries;

(e) the property and assets described in Section 2.03 of the Disclosure Schedule;

(f) all rights of Seller or any of the Retained Subsidiaries arising under the Transaction Documents or the transactions contemplated thereby;

(g) all Purchased Assets sold or otherwise disposed of in the ordinary course of business during the period from the date hereof until the Closing Date in compliance with the terms hereof; and

(h) all of Seller’s and the Retained Subsidiaries’ claims for and rights to receive Tax refunds relating to the Business arising on or prior to the Closing Date.

Section 2.04. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of the Closing, to assume all contracts and Liabilities of Seller or any of the Retained Subsidiaries of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) primarily relating to or arising out of the Purchased Assets or the conduct of the Business, except for the Excluded Liabilities (the “Assumed Liabilities”), including the following:

(a) all Liabilities set forth on the Latest Balance Sheet to the extent not satisfied prior to the Closing Date;

(b) subject to Section 2.07, all Liabilities of Seller or any of the Retained Subsidiaries arising under the Contracts;

(c) all Environmental Liabilities (other than the Excluded Environmental Liabilities);

(d) all Liabilities arising out of any action, suit, investigation or proceeding before any arbitrator or any Governmental Authority, including all actions, suits, investigations and proceedings listed in Section 3.11 of the Disclosure Schedule;

(e) all Liabilities relating to any products manufactured or sold on or prior to the Closing Date, including warranty obligations and product Liabilities;

(f) all Liabilities and commitments assumed by Buyer, or for which Buyer is otherwise responsible, pursuant to Section 8.02;

(g) the Transferred Indebtedness; and

(h) all Liabilities and commitments relating to current or former Business Employees, other than any such Liabilities and commitments that are expressly excluded pursuant to Section 2.05(d).

Buyer’s obligations under this Section 2.04 shall not be subject to offset or reduction, whether by reason of any actual or alleged breach of any representation, warranty or covenant contained in the Transaction Documents or any other agreement or document delivered in connection herewith or therewith or any right to indemnification hereunder or otherwise.

Section 2.05. Excluded Liabilities. Buyer is assuming only the Assumed Liabilities from Seller and the Retained Subsidiaries and is not assuming any other Liability of Seller or any of the Retained Subsidiaries of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of Seller or the Retained Subsidiaries, as applicable (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”), including the following (which shall be Excluded Liabilities):

(a) all Liabilities to the extent arising out of or relating to the operation or conduct by Seller or any of its Subsidiaries of any Retained Business;

(b) all Liabilities to the extent arising out of or relating to any Excluded Asset;

(c) all Liabilities and commitments in respect of Taxes, other than those Liabilities and commitments for which Buyer is responsible pursuant to Section 8.02;

(d) all Liabilities and commitments relating to (i) current or former employees of Seller, any of the Purchased Subsidiaries or any of the Retained Subsidiaries other than, in each case, Business Employees, (ii) current or former Business Employees (A) that are expressly retained by Seller pursuant to Article 9 or Section 2.05(d) of the Disclosure Schedule or (B) for which a specific prepaid asset (e.g., an insurance policy), if any, is not sold, conveyed, transferred, assigned or delivered to Buyer, subject to the terms and conditions of the applicable Employee Plan or International Plan (in the case of a Liability or commitment relating to an Employee Plan or International Plan); (iii) Business Employees who, as of the Closing Date, are on a leave of absence resulting from a reduction in force or a “bridging” of age and/or service credit for purposes of an Employee Plan; (iv) compensation deferred by Business Employees prior to the Closing Date; (v) in respect of former Business Employees, the Seller Supplemental Pension Plan and (vi) stock option and other equity-based compensation plans of Seller;

(e) all Indebtedness (other than the Transferred Indebtedness) including all Liabilities arising out of or relating to any guarantee or consignment arrangements involving Seller and Engineered Materials Solutions, Inc., other than the Replacement Guarantee;

(f) all obligations to any broker, finder or agent for any investment banking or brokerage fees, finders fees or commission relating to the transactions contemplated by this Agreement and any other fees and expenses for which Seller is responsible pursuant to Section 13.03;

(g) all indemnification obligations owed to any Person who is or was an officer or director of Seller or any Subsidiary prior to the Closing in respect of actions or omissions occurring prior to the Closing;

(h) all Liabilities incurred in connection with effecting the Restructuring (including Transfer Taxes and the cost of obtaining required consents from third parties);

(i) all Excluded Environmental Liabilities;

(j) all obligations under employee benefit arrangements, employment agreements or other similar arrangements which come due as a result of the transactions contemplated hereby, including any stay or transaction bonus; and

(k) all Liabilities arising out of intentional violations of Applicable Law that are punishable by a material criminal fine or imprisonment.

Section 2.06. Restructuring. (a) Prior to the Closing, Seller shall cause:

(i) each Purchased Subsidiary to convey, transfer, assign and deliver to Seller or a Retained Subsidiary all of such Purchased Subsidiary’s right, title and interest in, to and under (A) the assets, properties and business, of every kind and description, that are not owned, held or used primarily in the conduct of the Business by such Purchased Subsidiary, including all right, title and interest of such Purchased Subsidiary in, to and under the assets and properties listed in Section 2.06(a)(i) of the Disclosure Schedule and (B) all cash and cash equivalents on hand and in banks as of the close of business on the Business Day immediately prior to the Closing Date except for any Transferred Cash (the “Purchased Subsidiary Pre-Closing Cash”). All such assets, properties and business shall be deemed to be Excluded Assets for all purposes of this Agreement. Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, prior to the Closing Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly convey, transfer, assign or deliver, nor enter into any transaction or series of transactions having the purpose or effect of directly or indirectly transferring, dividending, distributing or otherwise repatriating, any Purchased Subsidiary Pre-Closing Cash, in each case to the extent such action or transaction would have any Economic Detriment;

(ii) all contracts and Liabilities of each Purchased Subsidiary of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise) that do not primarily relate to or arise out of the conduct of the Business or which are Purchased Subsidiary Liabilities, including all contracts and Liabilities listed in Section 2.06(a)(ii) of the Disclosure Schedule, to be assumed by Seller or a Retained Subsidiary. All of such contracts and Liabilities shall be deemed to be Excluded Liabilities for all purposes of this Agreement; and

(iii) each Purchased Subsidiary to transfer to Seller or a Retained Subsidiary (or otherwise terminate the employment of) any employee who is not a Business Employee. For the avoidance of doubt, all Liabilities and commitments relating to such employees shall be deemed to be Excluded Liabilities for all purposes of this Agreement.

(b) If the transactions contemplated by Section 2.06(a) (the “Restructuring”) are not completed on or prior to the Closing Date, then

(i) the Closing shall nonetheless be consummated (unless the Restructuring has not been consummated with respect to TI Korea, in which case the Closing shall not be consummated until the Restructuring with respect to TI Korea has been completed) and the Shares transferred to Buyer, but if the Restructuring has not been completed with respect to TI Italia, then the Shares of TI Italia shall be retained by Seller and shall not be transferred to Buyer at the Closing;

(ii) each of Buyer and Seller shall, and shall cause its Subsidiaries to, use its reasonable efforts (but without the payment of money by Buyer) to complete the Restructuring as soon as reasonably practicable following the Closing Date, including Buyer causing the Purchased Subsidiaries to implement arrangements (such as, for example, payment of dividends or the making of intercompany loans) to facilitate the transfer of any remaining Purchased Subsidiary Pre-Closing Cash to Seller; provided that Buyer and its Affiliates (including the Purchased Subsidiaries) will not be required to take any action that would have an Economic Detriment. In addition, following the Closing Buyer shall, and shall cause the Purchased Subsidiaries to, hold all Purchased Subsidiary Pre-Closing Cash in segregated accounts (and provide Seller with monthly statements for such accounts promptly following receipt thereof) and take reasonable steps to ensure that other cash of the Business will not be comingled with the Purchased Subsidiary Pre-Closing Cash;

(iii) Seller shall receive the benefits of each Excluded Asset and bear the burdens of ownership of each Excluded Liability with respect to which the Restructuring has not been completed prior to the Closing from and including the Closing Date to and including the date on which the Restructuring is completed thereto (with any costs or expense associated with such arrangements incremental to what Buyer would bear had the Restructuring occurred at Closing to be borne by Seller);

(iv) if the Shares of TI Italia are not transferred to Buyer at the Closing in accordance with clause (i) above, (A) Buyer shall receive the benefits and bear the burdens of ownership of the Business to the extent conducted by TI Italia from and including the Closing Date to and including the date on which such Shares are so transferred to Buyer (with any costs or expense associated with such arrangements incremental to what Buyer would bear had the Restructuring occurred at the Closing to be borne by Seller) and (B) Seller shall transfer such Shares to Buyer (in the manner contemplated by Section 2.09(c)(v)) without the payment by Buyer of any additional consideration therefor promptly following the completion of the Restructuring with respect to TI Italia; and

(v) Seller and Buyer shall cooperate in a mutually agreeable manner and enter into such amendments to the Transaction Documents and additional agreements as may be reasonably necessary so as to implement the foregoing.

Section 2.07. Limitation on Assignment of Purchased Assets. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any right thereunder as to which the transfer or attempted assignment, without obtaining any Consent of, or other action by, any third party or any Governmental Authority, would constitute a breach or in any way adversely affect the rights of Buyer or Seller or any of their respective Affiliates thereunder or subject any of the foregoing to civil or criminal liability. Seller and Buyer will use their reasonable efforts (but without any payment of money by Buyer) to obtain the Consent of the other parties to any such Purchased Asset or any claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may request. If such Consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller or its Affiliates thereunder so that Buyer would not in fact receive all such rights, Seller and Buyer will cooperate in an arrangement reasonably acceptable to both parties under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement in the same manner as if such Purchased Asset were transferred to Buyer at the Closing, including sub-contracting, sub-licensing, or sub-leasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller’s obligations, any and all rights of Seller or its Affiliates against a third party thereto (with any out-of-pocket incremental costs or expenses associated with such arrangements to be borne by Seller). Seller will promptly pay to Buyer when received all monies received by Seller under any Purchased Asset or any claim or right or any benefit arising thereunder, except to the extent the same represents an Excluded Asset. Seller will continue to use its reasonable efforts to obtain any such required Consent or approval, and promptly upon receipt of such Consent will transfer and assign such Purchased Asset and such rights therein to Buyer without the payment by Buyer of any additional consideration.

Section 2.08. Purchase Price; Allocation of Purchase Price. (a) The purchase price for the Purchased Assets and the Shares (the “Purchase Price”) is $3,000,000,000 (three billion dollars) in cash. The Purchase Price shall be paid as provided in Section 2.09 and shall be subject to adjustment as provided in Sections 2.09 and 2.11. Seller shall be treated as receiving a portion of the Purchase Price as agent for its Affiliates actually selling the Purchased Assets and the Shares consistent with the allocation of the Purchase Price pursuant to the Allocation Statement.

(b) As soon as practicable after the Closing, Buyer shall deliver to Seller a statement (the “Allocation Statement”), allocating the Purchase Price (plus Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Code) among the Purchased Assets and the Shares in accordance with Section 1060 of the Code and the principles and methodology set forth and illustrated in Section 2.08 of the Disclosure Schedule (the “Allocation Methodology”); provided that the parties may agree to amend or adjust such methodology to the extent that the parties mutually determine necessary to properly reflect the fair market value of the Purchased Assets and the Shares. If within 10 days after the delivery of the Allocation Statement Seller notifies Buyer in writing that Seller objects to the allocation set forth in the Allocation Statement because it is inconsistent with the Allocation Methodology, Buyer and Seller shall use their best efforts to revise the allocation specified in the Allocation Statement to the mutual satisfaction of Buyer and Seller within 20 days. In the event that Buyer and Seller are unable to resolve such dispute within 20 days, Buyer and Seller shall jointly retain Deloitte & Touche LLP (the “Accounting Referee”) to resolve the disputed items and the Accounting Referee shall determine an allocation that is most consistent with the Allocation Methodology. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of such Accounting Referee shall be borne equally by Buyer and Seller. If any Taxing Authority or other Governmental Authority requires a third party appraisal of all or part of the Purchased Assets or the Shares, Buyer shall bear the responsibility for obtaining such appraisal and the allocation set forth on the Allocation Statement shall be adjusted to the extent necessary to reflect the results of such appraisal.

(c) Seller and Buyer agree to (i) be bound by the Allocation Statement (as it may be adjusted as provided in Section 2.08(b)) and (ii) act in accordance with the allocation established pursuant to Section 2.08(b) in the preparation, filing and audit of any Tax return (including filing Form 8594 with its federal income Tax return for the taxable year that includes the date of the Closing).

(d) If an adjustment is made with respect to the Purchase Price pursuant to Section 2.11, the Allocation Statement shall be adjusted by mutual agreement of the parties in accordance with Section 1060 of the Code and the Allocation Methodology. In the event that an agreement is not reached within 20 days after the determination of Final Working Capital, any disputed items shall be resolved in the manner described in Section 2.08(b). Buyer and Seller agree to file any additional information return required to be filed pursuant to Section 1060 of the Code and to treat the Allocation Statement as adjusted in the manner described in Section 2.08(b).

(e) Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

Section 2.09. Closing. (a) The closing (the “Closing”) of the purchase and sale of the Shares and the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than five Business Days, after satisfaction (or, to the extent permitted by Applicable Law, waiver) of the conditions set forth in Article 10 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or, to the extent permitted by Applicable Law, waiver of those conditions), or at such other time or place as Buyer and Seller may agree.

(b) At least five Business Days prior to the Closing Date, Seller shall deliver to Buyer a certificate setting forth Seller’s good faith estimate of Closing Working Capital (such estimate, the “Estimated Working Capital”); provided that Estimated Working Capital shall not in any event exceed $200,000,000.

(c) At the Closing:

(i) Buyer shall deliver to Seller, in immediately available funds by wire transfer to an account or accounts designated by Seller by notice to Buyer not later than two Business Days prior to the Closing Date, an amount equal to the Purchase Price (A) plus, as an adjustment to the Purchase Price, if Estimated Working Capital exceeds Base Working Capital, the amount of such excess or (B) minus, as an adjustment to the Purchase Price, if Base Working Capital exceeds Estimated Working Capital, the amount of such excess;

(ii) Seller and Buyer shall enter into the Transaction Documents (other than this Agreement and the License Side Agreement);

(iii) Seller shall, or shall cause its Subsidiaries to, deliver to Buyer certificates for the Shares (to the extent that the Shares are represented by certificates) duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

(iv) Seller shall deliver certificates, in form and substance reasonably satisfactory to Buyer, from Seller and its relevant Subsidiaries, duly executed and acknowledged, certifying that the transactions contemplated by this Agreement are exempt from withholding under Section 1445 of the Code;

(v) Seller shall deliver an opinion of its internal counsel, which opinion shall be in customary form, subject to customary assumptions and exceptions and otherwise reasonably acceptable to Buyer, with respect to the corporate existence of Seller and the corporate authorization of Seller and non-contravention of Seller’s organizational documents with respect to the execution, delivery and performance by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby; and

(vi) Seller shall, or shall cause its Subsidiaries to, deliver to Buyer such deeds, bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary to vest in Buyer all right, title and interest in, to and under the Purchased Assets and to evidence Buyer’s assumption of the Assumed Liabilities.

Section 2.10. Closing Statement. (a) As promptly as practicable, but no later than 75 days, after the Closing Date, Seller will cause to be prepared and delivered to Buyer a closing statement (the “Closing Statement”) prepared in accordance with the Accounting Policies, with such adjustments as are set forth in Section 2.10(a) of the Disclosure Schedule, and setting forth the current portion of a balance sheet for the Business as of the Closing and Seller’s calculation of Closing Working Capital as of the close of business on the date immediately preceding the Closing Date. “Closing Working Capital” means, with respect to the Business, the excess of (i) Transferred Cash, accounts receivable, inventory and prepaid expenses and other current assets of the Business that constitute either Purchased Assets or assets of the Purchased Subsidiaries that are not Excluded Assets, less (ii) accounts payable, accrued expenses and other current liabilities of the Business that constitute (A) Assumed Liabilities, (B) payables, expenses or liabilities of the Purchased Subsidiaries that are not Excluded Liabilities or Purchased Subsidiary Liabilities or (C) payables, expenses or Liabilities for social security and other employee taxes and value added, sale and use taxes of the Purchased Subsidiaries, excluding the effect (including the Tax effect) of any act, event or transaction after the Closing not in the ordinary course of business of the Business and any provision for deferred income Tax assets or liabilities. Section 2.10(a) of the Disclosure Schedule (the “Sample Working Capital Calculation”) sets forth, for illustrative purposes only, an example of the calculation of Closing Working Capital as of December 31, 2004.

(b) If Buyer disagrees with Seller’s calculation of Closing Working Capital delivered pursuant to Section 2.10(a), Buyer may, within 45 days after delivery of the documents referred to in Section 2.10(a), deliver a notice to Seller disagreeing with such calculation and which specifies Buyer’s calculation of such amount and, in reasonable detail, Buyer’s grounds for such disagreement. Any such notice of disagreement shall specify those items or amounts as to which

Buyer disagrees (each, a “Disputed Item”), and Buyer shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Closing Working Capital delivered pursuant to Section 2.10(a).

(c) If a notice of disagreement shall be duly delivered pursuant to Section 2.10(b), Buyer and Seller shall, during the 15 days following such delivery, use their reasonable efforts to reach agreement on the Disputed Items or amounts in order to determine Closing Working Capital. If Buyer and Seller are unable to reach such agreement during such period, they shall promptly thereafter jointly retain the Accounting Referee and cause the Accounting Referee promptly to review this Agreement and the Disputed Items for the purpose of calculating Closing Working Capital. In making such calculation, the Accounting Referee shall consider only the Disputed Items, and the determination of the Accounting Referee with respect to each Disputed Item shall be an amount within the range established with respect to such Disputed Item by Seller’s calculation delivered pursuant to Section 2.10(a), on the one hand, and Buyer’s calculation delivered pursuant to Section 2.10(b), on the other hand. The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable, a report setting forth such calculation. Such report shall be final and binding upon Buyer and Seller (absent manifest error). The cost of such review and report shall be borne (i) by Seller if the difference between Final Working Capital and Closing Working Capital as set forth in Seller’s calculation of Closing Working Capital delivered pursuant to Section 2.10(a) is greater than the difference between Final Working Capital and Closing Working Capital as set forth in Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.10(b), (ii) by Buyer if the first such difference is less than the second such difference and (iii) otherwise equally by Buyer and Seller.

(d) Buyer and Seller agree that they will cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Working Capital and in the conduct of the reviews referred to in this Section 2.10, including by making available to the other party and its Representatives, to the extent reasonably requested, reasonable access to books, records, work papers, personnel and Representatives in connection with such party’s review and preparation of the Closing Statement. If Seller fails to substantially comply in a timely manner with requests made by Buyer pursuant to the immediately preceding sentence, the 45-day objection period referred to in Section 2.10(b) shall be extended for such period of time as is reasonably necessary to enable Buyer to complete its review of the Closing Statement.

Section 2.11. Adjustment of Purchase Price. (a) If Estimated Working Capital exceeds Final Working Capital, Seller shall pay to Buyer, as an adjustment to the Purchase Price, in the manner and with interest as provided in Section 2.11(b), the amount of such excess. If Final Working Capital exceeds Estimated Working Capital, Buyer shall pay to Seller, in the manner and with interest as provided in Section 2.11(b), the amount of such excess. “Final Working Capital” means Closing Working Capital (i) as shown in Seller’s calculation delivered pursuant to Section 2.10(a) if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.10(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.10(c) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.10(c); provided that in no event shall Final Working Capital be more than Seller’s calculation of Closing Working Capital delivered pursuant to Section 2.10(a) or less than Buyer’s calculation of Closing Working Capital delivered pursuant to Section 2.10(b).

(b) Any payment pursuant to Section 2.11(a) shall be made at a mutually convenient time and place within 10 days after Final Working Capital has been determined by delivery by Buyer or Seller, as the case may be, by wire transfer of immediately available funds to such account or accounts of such other party as may be designated by such other party. The amount of any payment to be made pursuant to this Section 2.11 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in The Wall Street Journal in effect as of the Closing Date. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedule, Seller represents and warrants to Buyer, as of the date hereof and as of the Closing, that:

Section 3.01. Corporate Existence and Power. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on the Business as now conducted.

Section 3.02. Corporate Authorization. The execution, delivery and performance by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby are within Seller’s corporate powers and authority and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding agreement of Seller. Each other Transaction Document will be duly and validly executed by Seller at or prior to the Closing and, upon such execution and delivery by Seller and the due and valid execution and delivery of such Transaction Document by each other party thereto, will constitute a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms.

Section 3.03. Governmental Authorization. The execution, delivery and performance by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, any other Competition Laws and the 1934 Act and (ii) any such action or filing as to which the failure to make or obtain would not be material to the Business.

Section 3.04. Noncontravention. The execution, delivery and performance by Seller of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and will not (i) violate the certificate of incorporation or bylaws of Seller or any Subsidiary, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law in any material respect, (iii) assuming the obtaining of all Required Consents, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Business to which Seller or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Seller or any of its Subsidiaries, except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (iv) result in the creation or imposition of any Lien on any Purchased Asset, except for Permitted Liens.

Section 3.05. Required Consents. Section 3.05 of the Disclosure Schedule sets forth each agreement required to be set forth in Section 3.10(a) of the Disclosure Schedule requiring a consent or other action by any Person as a result of the execution, delivery and performance of this Agreement (the “Required Consents”).

Section 3.06. Purchased Subsidiaries. (a) Each Purchased Subsidiary is duly organized and validly existing under the laws of its jurisdiction of organization and has all organizational powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

(b) All of the Shares are owned beneficially and of record by Seller and its Subsidiaries, free and clear of any Lien, and Seller or its Subsidiaries, as applicable, will transfer and deliver to Buyer at the Closing valid title to the Shares free and clear of any Lien. There are no outstanding (i) securities of Seller or any Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of any Purchased Subsidiary or (ii) options or other rights to acquire from Seller or any Purchased Subsidiary, or other obligation of Seller or any Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Purchased Subsidiary (the items in clauses 3.06(b)(i) and 3.06(b)(ii) being referred to collectively as the “Purchased Subsidiary Securities”). There are no outstanding obligations of Seller or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Purchased Subsidiary Securities. No applicable securities law was violated in connection with the offering, sale or issuance of the Shares to Seller or any of its Subsidiaries. None of the Shares have been issued in violation of, and none are subject to, any purchase option, call, right of first refusal, preemptive, subscription, or other similar right. Neither the Seller nor any of its Subsidiaries is party to any arrangement granting to any Person any stock appreciation, phantom stock or other similar right with respect to the Shares or the Purchased Subsidiaries.

Section 3.07. Financial Statements. The audited balance sheets as of December 31, 2003 and December 31, 2004 and the related audited statements of income and cash flows for the years ended December 31, 2003 and December 31, 2004, and the unaudited interim balance sheet as of September 30, 2005 and the related unaudited interim statements of income and cash flows for the nine months ended September 30, 2005 for the Business, true and complete copies of which are set forth in Section 3.07 of the Disclosure Schedule, together with the Supplemental Financial Statements delivered pursuant to Section 5.02(a), fairly present, in conformity with GAAP applied on a consistent basis and the books and records of the Business (except as may be indicated in the notes thereto), the financial position of the Business as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements, none of which would be, individually or in the aggregate, material).

Section 3.08. Absence of Certain Changes. Since the Balance Sheet Date, the Business has been conducted in the ordinary course consistent with past practices and there has not been:

(a) any event, occurrence or development which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b) any incurrence, assumption or guarantee by Seller or any of its Subsidiaries of any Indebtedness with respect to the Business other than in the ordinary course of business consistent with past practices;

(c) any creation or other incurrence of any Lien on any material Purchased Asset or any material asset of any Purchased Subsidiary other than Permitted Liens;

(d) any transaction or commitment made, or any contract or agreement entered into, by Seller or any of its Subsidiaries relating to and material to the Business, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by the Transaction Documents;

(e) any material change in any method of accounting or accounting practice by Seller or any of its Subsidiaries with respect to the Business except for any such change required by reason of a concurrent change in GAAP;

(f) any (i) employment, deferred compensation, severance, retirement or other similar agreement entered into with any (A) executive Business Employee or (B) any non-executive Business Employee whose annual base salary exceeds $125,000 (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any such Business Employee or (iii) increase in compensation payable to any such Business Employee, in each case for non-executive Business Employees other than in the ordinary course of business consistent with past practices;

(g) any material damage, casualty, or loss with respect to any of the Purchased Assets in excess of $3,000,000, other than those covered by insurance;

(h) any sale, transfer, lease, license, or other disposal of any assets of the Business or of any Purchased Subsidiary for an amount in excess of $3,000,000, other than the sale of inventory and obsolete equipment in the ordinary course of business consistent with past practice;

(i) any material reduction in capital expenditures relative to the capital expenditure budget in a manner inconsistent with past practices;

(j) any acceleration of collection of accounts receivable or delaying of payment of accounts payable, in each case in any material respect and other than in the ordinary course of business consistent with past practice;

(k) any extension of Indebtedness to any Person in connection with the Business in excess of $5,000,000 in the aggregate other than the creation of accounts receivable in the ordinary course of Business; or

(l) any amendment, termination, cancellation, or compromise or any material claims relating to the Business, or waiver of any right that is material to the Business.

Section 3.09. No Undisclosed Material Liabilities. There are no Liabilities of the Seller or its Subsidiaries (including the Purchased Subsidiaries) relating to or arising out of the Purchased Assets or the conduct of the Business, that in each case would constitute Assumed Liabilities at the Closing or any Purchased Subsidiary Liability, of any kind, other than:

(a) Liabilities provided for in the Latest Balance Sheet or disclosed in the notes thereto;

(b) Liabilities disclosed in the Disclosure Schedule;

(c) Liabilities arising in the ordinary course of business in accordance with the terms of any contract or agreement binding upon the Business;

(d) Liabilities (other than for tort) incurred in the ordinary course of business since the date of the Latest Balance Sheet; and

(e) other undisclosed Liabilities which, individually or in the aggregate, are not material to the Business;

provided that Seller shall have no liability under this Section 3.09 with respect to any subject matter as to which another Section in this Article 3 (other than Section 3.11) contains a specific representation.

Section 3.10. Material Contracts. (a) With respect to the Business, neither Seller nor any of its Subsidiaries is a party to or bound by:

(i) any lease (whether of real or personal property) requiring (A) annual rentals of $5,000,000 or more or (B) aggregate payments by or to Seller and its Subsidiaries of $10,000,000 or more, in the case of each of clauses (A) and (B) that cannot be terminated on not more than 120 days’ notice without payment by any of Seller or its Subsidiaries of any material penalty;

(ii) except for the agreements described in clause (iii) below, any agreement for the purchase of materials, supplies, goods, services, equipment or other assets, or any other agreement under which either (A)

since January 1, 2005 there have been payments to or by Seller or any of its Subsidiaries of $5,000,000 or more or (B) aggregate payments to or by Seller or any of its Subsidiaries of $10,000,000 or more are required, in each case that cannot be terminated on not more than 120 days’ notice without payment by Seller or any of its Subsidiaries of any material penalty;

(iii) except for the agreements described in clause (ii) above, any sales, distribution or other similar agreement providing for the sale to or by Seller or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets under which since January 1, 2005 there have been payments by or to Seller or any of its Subsidiaries of $5,000,000 or more;

(iv) any material partnership, joint venture or other similar agreement or arrangement;

(v) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) or any assets involving consideration in excess of $5,000,000, except for purchases of inventory, capital expenditures or sales of inventory or obsolete equipment, in each case in the ordinary course of business consistent with past practices;

(vi) any agreement relating to the incurrence of Indebtedness, except any such agreement (A) with an aggregate outstanding principal amount not exceeding $5,000,000 or (B) entered into subsequent to the date of, and not in violation of, this Agreement;

(vii) any material agreement between the Business on the one hand, and other business units of Seller or any Affiliate of Seller, on the other hand, that will not be terminated at or prior to the Closing without creation of any liability that would be an Assumed Liability;

(viii) any employment, deferred compensation, severance, retirement or other similar agreement entered into with any executive Business Employee or any other Business Employee whose annual base salary exceeds $125,000;

(ix) any agreement relating to the extension of Indebtedness to, or the making of an equity investment in, any Person, in each case in excess of $5 million in the aggregate, other than the creation of accounts receivable in the ordinary course of business;

(x) any agreement that limits in any material respect the freedom of the Business to compete in any line of business or with any Person or in any area, other than confidentiality agreements entered into in the ordinary course of business consistent with past practice; or

(xi) any other agreement not required to be disclosed pursuant to clauses (i) through (x) above the termination or lapse of which would reasonably be expected to have a Material Adverse Effect.

(b) Each Contract required to be set forth in Section 3.10 of the Disclosure Schedule is a valid and binding agreement of Seller or its applicable Subsidiary, and, to the knowledge of Seller, the other parties thereto and is in full force and effect. None of Seller or any of its Subsidiaries or, to the knowledge of Seller, any other party thereto is in default or breach in any respect under the terms of any such Contract, except for any such defaults or breaches which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.11. Litigation. There is no action, suit, investigation or proceeding pending by or against, or to the knowledge of Seller, threatened by or against or affecting, the Business or any Purchased Asset or asset of a Purchased Subsidiary before any arbitrator or any Governmental Authority, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and neither Seller nor its Subsidiaries is bound by any outstanding material order, injunction, judgment, arbitration award, or ruling that is material to the Business.

Section 3.12. Compliance with Laws and Court Orders. Neither Seller nor any of its Subsidiaries is in, or has during the previous three years been in, violation of any Applicable Law relating to the Purchased Assets, the Purchased Subsidiaries or the conduct of the Business, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.13. Properties; Liens. (a) Section 3.13 of the Disclosure Schedule lists the street addresses of all Owned Real Property and all Leased Real Property (the “Real Property”).

(b) Seller or a Subsidiary of Seller, as the case may be, has good and, subject to Permitted Liens, marketable title to all Owned Real Property and all Leasehold Improvements and a valid leasehold interest in all Leased Real Property. Seller or a Subsidiary of Seller, as the case may be, has good and marketable title, or a valid leasehold interest in, all Purchased Assets and all assets of the Purchased Subsidiaries which constitute personal property, except for properties and assets sold since the Balance Sheet Date in the ordinary course of business consistent with past practices or where the failure to have such good title or valid leasehold interests would not, be material to the Business.

(c) No Purchased Asset or asset of a Purchased Subsidiary is subject to any Lien, except for:

(i) Liens disclosed in Section 3.13 of the Disclosure Schedule;

(ii) Liens disclosed on the Latest Balance Sheet or notes thereto or securing liabilities reflected on the Latest Balance Sheet or notes thereto;

(iii) Liens for Taxes, assessments and similar charges that are not yet due or are being contested in good faith;

(iv) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith; or

(v) other Liens that do not materially interfere with the use of any Owned Real Property or any other asset that is material to the Business (clauses (i) - (v) of this Section 3.13(c) are, collectively, the “Permitted Liens”).

(d) All of the Purchased Assets and all assets of the Purchased Subsidiaries are in good operating condition and repair, ordinary wear and tear excepted, other than such states of disrepair which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.14. Intellectual Property. (a) Section 3.14(a) of the Disclosure Schedule contains a list of all registrations and applications for registration included in the Business Intellectual Property Rights (the “Registered Business Intellectual Property Rights”) and all material licenses (other than the Portfolio Cross-Licenses) or other material agreements relating to the Business Intellectual Property Rights that are included in the Purchased Assets.

(b)(i) Seller or a Subsidiary of Seller owns or has a valid right to use the Business Intellectual Property Rights, (ii) no proceedings have been instituted, are pending or, to the knowledge of Seller, threatened which challenge any rights in respect of any of the Business Intellectual Property Rights or the validity thereof or assert that the operation of the Business infringes the Intellectual Property Rights of any other Person, and (iii) none of the Business Intellectual Property Rights, as used by Seller or its Subsidiaries, or the conduct of the Business as it is currently conducted by Seller or its Subsidiaries infringes upon the Intellectual Property Rights (other than Patents) of others or, to the knowledge of Seller, the Patents of others.

(c) No Business Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by Seller (or Buyer, to Seller’s knowledge) with respect to the Business or restricting the licensing (except for such restrictions as exist by reason of the Portfolio Cross-Licenses and the Cross-License Agreement) thereof by Seller (or Buyer, to Seller’s knowledge) to any third party.

(d) The Business Intellectual Property Rights together with the Intellectual Property Rights licensed to Buyer pursuant to the Cross License Agreement constitute all of the Intellectual Property Rights other than Patents and, to the knowledge of Seller, all Patents, used by the Business as currently conducted by Seller and its Subsidiaries and, together with those rights and services to be provided by Seller to Buyer pursuant to the Transition Services Agreement, are Intellectual Property Rights other than Patents and, to the knowledge of Seller, Patents sufficient for Buyer to conduct the Business as currently conducted.

Section 3.15. Sufficiency of Purchased Assets. The Purchased Assets together with the property and assets of the Purchased Subsidiaries (other than those that Seller contemplates transferring out of a Purchased Subsidiary pursuant to Section 2.06(a)(i)) constitute all of the property and assets (tangible and intangible, but excluding all Intellectual Property Rights) used or held for use primarily in the conduct of the Business by Seller or any of its Subsidiaries as it is conducted as of the date hereof except for the Excluded Assets, and, together with the services, occupancy and other rights to be provided to Buyer pursuant to the Transition Services Agreement, are adequate in all material respects for Buyer to conduct the Business as currently conducted by Seller and its Subsidiaries. No representations or warranties are made under this Section 3.15 with respect to Intellectual Property Rights, which are exclusively the subject of Section 3.14. For purposes of Article 11, the accuracy of the representations and warranties in Section 3.14(d) and this Section 3.15 shall be determined without exception or carve-out for the failure to obtain any Consent from any third party or Governmental Authority, whether or not the requirement therefor is disclosed in the Disclosure Schedule; provided that Buyer shall have complied in all material respects with its obligations pursuant to Sections 2.07 and 7.01 with respect to the obtaining of such Consent.

Section 3.16. Permits. Seller and its Subsidiaries possess all material permits, approvals, orders authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the Business as currently conducted.

Section 3.17. Finders’ Fees. Except for Morgan Stanley & Co. Incorporated and Lazard Frères & Co. LLC, each of whose fees will be paid by Seller, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller who might be entitled to any fee or commission in connection with the transactions contemplated by the Transaction Documents for which Buyer or any of its Affiliates would be responsible.

Section 3.18. Employee Benefit Plans. (a) Seller has made available to Buyer copies of (i) each material Employee Plan together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and Form 990, if applicable, prepared in connection with any such plan and (ii) each material International Plan. Section 3.18 of the Disclosure Schedule sets forth a list of all the material Employee Plans and material International Plans.

(b) None of Seller, any Subsidiary of Seller, any of their ERISA Affiliates or any predecessor thereof, maintains, administers or contributes to, or has in the past maintained, administered or contributed to, any Employee Plan subject to Title IV of ERISA.

(c) None of Seller, any Subsidiary of Seller, any of their ERISA Affiliates or any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and to the knowledge of Seller there is no reason why any such determination letter should be revoked or not be reissued. Seller has made available to Buyer copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan has been maintained, funded and administered in compliance with its terms and with any Applicable Law, except for instances of non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. With respect to each Employee Plan, all contributions and premium payments that are due have been made within the time periods prescribed by ERISA and the Code, except for any such contribution or payment which the failure to make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Business, any Purchased Asset or any Purchased Subsidiary, or Buyer or any of its Affiliates of any excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code, except for excise taxes as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) No Purchased Subsidiary has any material Liability under Section 302 or Title IV of ERISA or Section 412 of the Code. None of Seller, any Retained Subsidiary or any of their ERISA Affiliates has any material Liability under Section 302 or Title IV of ERISA or Section 412 of the Code that could become a material Liability of Buyer, any Purchased Subsidiary or any of their Affiliates.

(f) Seller has (or has caused its Subsidiaries to have) performed all obligations required with respect to each International Plan, except for any such obligation as to which the failure to perform would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each International Plan has been maintained in compliance with its terms and with any Applicable Law, except for instances of non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All payments (including premiums due) and all employer and employee contributions required to have been collected in respect of each International Plan have been paid when due, or if applicable, accrued on the balance sheet of Seller and its Affiliates, except for any such payment, contribution or accrual as to which the failure to make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.19. Employee and Labor Matters. (a) To the knowledge of Seller, no Business Employee whose annual base salary exceeds $125,000 (i) has any present intention to terminate his or her employment with the Business within 12 months of the Closing Date, or (ii) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides the Seller or any of its Subsidiaries, as applicable, that would be material to the performance of his or her employment duties.

(b)(i) Neither the Seller nor any of its Subsidiaries is party to any collective bargaining agreement with respect to the Business or any Business Employee; (ii) no union organizing efforts are underway or, to the knowledge of the Seller, threatened, and no other question concerning labor representation exists with respect to the Business or any Business Employee; and (iii) no material labor dispute has occurred in the past three years, and no material labor dispute is underway or, to the knowledge of the Seller, threatened, in each case with respect to the Business.

Section 3.20. Environmental Compliance. Except as to matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)(i) no written notice, order, request for information, complaint or penalty has been received by Seller or any of its Subsidiaries, and (ii) there are no judicial, administrative or other actions, suits or proceedings pending or threatened, in the case of each of (i) and (ii), which allege a violation of any Environmental Law or allege the existence of any Environmental Liabilities and relate to the Purchased Assets, the Business or the assets of the Purchased Subsidiaries; and

(b) Seller and its Subsidiaries have obtained or caused to be obtained all environmental permits necessary for the operation of the Purchased Assets, the Business and the assets of the Purchased Subsidiaries to comply with all applicable Environmental Laws and Seller and its Subsidiaries are in compliance, and have for the previous three years been in compliance, with the terms of such permits and, with respect to the operation of the Purchased Assets, the Business and the assets of the Purchased Subsidiaries, with all other applicable Environmental Laws;

(c) With respect to the Purchased Assets, the Business, or the assets of the Purchased Subsidiaries, none of Seller or its Subsidiaries has at any time prior to the Closing treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any hazardous substance, material or waste, and no hazardous substances, waste or material at any time prior to the Closing has been released at, on, under or from any Real Property, in each case so as to give rise to any material Liability, including any such liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees or material investigative, corrective or remedial obligations, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any other Environmental Law; and

(d) Seller has furnished to Buyer all environmental audits and other written assessments and reports bearing on material environmental liabilities, in each case relating to the current operations and facilities of the Business and which are in its or its Subsidiaries’ possession or under its or their reasonable control.

Section 3.21. Insurance. Section 3.21 of the Disclosure Schedule lists and briefly describes the material components of the insurance coverage maintained and owned by Seller with respect to the Business. All of such insurance policies are in full force and effect, and the Seller and its Subsidiaries are not in default in any material respect with respect to their obligations under any such insurance policies.

Section 3.22. Customer and Supplier Relationships. To Seller’s knowledge, Section 3.22 of the Disclosure Schedule contains a complete and accurate list of the top ten customers (by revenue) ranked by ability to ultimately direct the purchasing decision of the Control Business, the top ten customers (by revenue) ranked by ability to ultimately direct the purchasing decision of the Sensor Business, the top ten suppliers (by purchases) of the Control Business, and the top ten suppliers (by purchases) of the Sensor Business, in each case for the period from January 1, 2005 to the date hereof. No such customer or supplier within the last twelve months has canceled or otherwise terminated, or to the knowledge of the Seller, threatened to cancel or terminate, its relationship with the Business, and no such customer or supplier has during the last twelve months decreased materially or, to the knowledge of Seller, threatened to decrease or limit materially its business with the Business, in each case whether as a result of the transactions contemplated hereby or otherwise.

Section 3.23. Product Warranty and Liability. All products made, assembled, or sold by the Business in the previous three years have been in conformity with all applicable contractual commitments, Applicable Law, and all express and implied warranties, with only such exceptions as would not reasonably be expected to be material to the Business. Neither Seller nor any of its Subsidiaries has been notified of any claims for, and Seller has no knowledge of any threatened claims for, any product returns, warranty obligations or product services that would reasonably be expected to be material to the Business.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as of the date hereof and as of the Closing, that:

Section 4.01. Corporate Existence and Power. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby are within the corporate powers and authority of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding agreement of Buyer. Each other Transaction Document will be duly and validly executed by Buyer at or prior to the Closing and, upon such execution and delivery by Buyer and the due and valid execution and delivery of such Transaction Document by each other party thereto, will constitute a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby require no material action by or in respect of, or material filing with, any Governmental Authority other than compliance with any applicable requirements of the HSR Act and other Competition Laws.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any material right or obligation or to a loss of any material benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer.

Section 4.05. Financing. Schedule 4.05 hereto contains true and complete copies of (a) an executed commitment letter (the “Equity Commitment Letters”) from Bain Capital Fund VIII, L.P. confirming its commitment to provide Buyer with equity financing in an aggregate amount of up to $975,000,000 (nine hundred seventy-five million dollars) (the “Equity Financing”) and designating Seller as a third party beneficiary thereof (subject to the limitations set forth therein) and (b) an executed commitment letter (the “Debt Commitment Letter”) from Morgan Stanley Senior Funding, Inc., Bank of America, N.A., Bank of America Bridge LLC, Banc of America Securities LLC and Goldman Sachs Credit Partners L.P. confirming their commitment to provide Buyer with up to $2.125 billion in debt financing (the “Debt Financing” and together with the Equity Financing, the “Financing”). Except as previously disclosed to Seller in writing, Buyer has not entered into any agreement not set forth in the Debt Commitment Letter pursuant to which any Person has the right to modify or amend the terms of the Debt Financing described in the Debt Commitment Letter. Each of the Equity Commitment Letters is in full force and effect, is a valid and binding obligation of each of the parties thereto and has not been amended or modified in any respect. The Debt Commitment Letter is a valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto and, as of the date hereof, has not been amended or modified in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Equity Commitment Letters or the Debt Commitment Letter, and Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it pursuant to the Equity Commitments Letters or the Debt Commitment Letter. Buyer has fully paid any and all commitment or other fees required by the Debt Commitment Letter to be paid on or before the date hereof. The Financing, when funded in accordance with, and subject to the terms and conditions of, the Equity Commitment Letters and the Debt Commitment Letter will provide Buyer with funds sufficient to pay the Purchase Price and any other amounts to be paid by it under the Transaction Documents.

Section 4.06. Litigation. There is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer threatened against or affecting, Buyer before any arbitrator or any Governmental Authority, except for such actions, suits, investigations or proceedings as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by the Transaction Documents.

Section 4.07. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement for which Seller or any of its Affiliates would be responsible.

Section 4.08. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets and the Shares as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer access to the key employees, documents and facilities of the Business. Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. Buyer agrees to accept the Purchased Assets and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Nothing in this paragraph will in any way affect Buyer’s ability to rely on the representations and warranties contained in Articles 3 and 8, nor affect Buyer’s rights to indemnification under Article 11.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, except as set forth on Section 5.01 of the Disclosure Schedule or as specifically contemplated by any of the Transaction Documents, Seller shall, and shall cause its Subsidiaries to, conduct the Business in the ordinary course consistent with past practice and shall use its reasonable efforts to preserve intact the business organizations and relationships with third parties and to keep available the services of the current Business Employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth in Section 5.01 of the Disclosure Schedule or as specifically contemplated by any of the Transaction Documents, with respect to the Business Seller will not and will cause its Subsidiaries not to:

(a) acquire assets from any other Person (including by merger or consolidation) for consideration in excess of $5,000,000 in the aggregate except (i) pursuant to existing contracts or commitments disclosed to Buyer as of the date hereof or (ii) purchases of inventory or capital expenditures in the ordinary course of business consistent with past practice;

(b) sell, lease, license or otherwise dispose of any Purchased Assets or assets of the Purchased Subsidiaries (including by merger or consolidation) except (i) pursuant to existing contracts or commitments disclosed to Buyer as of the date hereof or (ii) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice;

(c) agree or commit to do any of the foregoing;

(d) take any action that would make any representation or warranty of Seller in Section 3.08 of this Agreement inaccurate in any material respect at the Closing Date or which would require disclosure pursuant to Section 3.08 if taken after the Balance Sheet Date and prior to the date hereof; or

(e) with respect to the Purchased Subsidiaries, make or change any Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, settle any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, settlement, or other action would have the effect of increasing the liability for Taxes of any Purchased Subsidiary for any Tax period ending after the Closing Date.

Section 5.02. Access to Information. (a) From the date hereof until the Closing Date, Seller will, and will cause its Subsidiaries to, (i) give Buyer, its

Representatives and financing sources reasonable access to the offices, properties, books and records of Seller and its Subsidiaries relating to the Business, (ii) furnish to Buyer and its Representatives such financial and operating data (including (A) audited annual financial statements with respect to 2005, which shall be furnished as soon as available but in any event no later than February 28, 2006, (B) unaudited quarterly financial statements with respect to the first quarter of 2006, which shall be furnished as soon as available but in any event no later than April 30, 2006 (such annual and quarterly financial statements, collectively, the “Supplemental Financial Statements”) and (C) monthly management reports in a form consistent with the monthly management reports customarily prepared by the Business, each such monthly management report to be furnished as soon as available but in any event no later than 15 days after the end of the applicable month) and other information relating to the Business as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors and other Representatives of Seller and its Subsidiaries to cooperate with Buyer in its investigation of the Business. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller. Notwithstanding the foregoing, (A) Buyer shall not have access (1) to personnel records of Seller or its Affiliates relating to individual performance or evaluation records, medical histories or other information which in Seller’s good faith opinion is sensitive or the disclosure of which could subject Seller or its Affiliates to risk of liability, (2) for purposes of conducting any environmental sampling or testing or (3) to any information to the extent relating to any Retained Business and (B) Seller may, unless Buyer cooperates in any reasonably satisfactory protective arrangement, withhold, as and to the extent necessary to avoid contravention or waiver, any document or information the disclosure of which would violate any agreement or any Applicable Law or would result in the waiver of any legal privilege or work-product privilege.

(b) Seller shall, and shall cause its Subsidiaries to, provide such cooperation as may be reasonably requested by Buyer in connection with obtaining the financing contemplated by the Debt Commitment Letter (or any replacement thereof), including: (i) participation in meetings, drafting sessions, and due diligence sessions, and otherwise assisting Buyer in the preparation of offering materials and materials for rating agency presentations; (ii) reasonably cooperating with the marketing efforts of Buyer, its Subsidiaries, and their financing sources for any of the financing contemplated by the Debt Commitment Letter (or any replacement thereof), including participation in management presentation sessions, “road shows”, and sessions with rating agencies; (iii) furnishing Buyer, its Subsidiaries, and their financing sources with financial and other pertinent information regarding the Business as may be reasonably requested by Buyer, including all financial statements (but excluding any pro forma financial statements, which shall be prepared by Buyer with the cooperation of Seller and its Subsidiaries), and assisting Buyer in the preparation of business projections and other financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of the type and form customarily included in offering memoranda, private placement memoranda, prospectuses and similar documents; (iv) providing and executing documents as may be reasonably requested by Buyer, including a certificate of the chief financial officer of (or person performing equivalent function for) the Business with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Commitment Letter; (v) reasonably facilitating the pledging of collateral; and (vi) using reasonable efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested by Buyer. All reasonable out-of-pocket expenses incurred by Seller or any of its Subsidiaries in connection with the foregoing sentence shall be paid, or reimbursed promptly following demand therefor, by Buyer.

(c) On and after the Closing Date, Seller will, and will cause its Subsidiaries to, afford promptly to Buyer, its Subsidiaries and their respective Representatives reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for any such Persons in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Business or the transactions contemplated hereby (including the preparation by Buyer of an initial filing under the Securities Act with respect to the financing contemplated by the Debt Commitment Letter and periodic reports under the Exchange Act); provided that any such access by any such Persons shall not unreasonably interfere with the conduct of the business of Seller. In addition, Seller will use reasonable efforts to provide, or to cause its accountants or other Representatives to provide, such consents, letters or other documents as Buyer may reasonably request in connection with the preparation by Buyer of such filing under the Securities Act and such reports under the Exchange Act. Buyer shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 5.03. Non-compete. (a) For a period of six years following the Closing Date, Seller shall not, and shall not permit any of its Subsidiaries or Affiliates to, engage in or participate in any business which engages in, the design, development, manufacture, marketing, license or sale of Sensor Products or Control Products; provided that for purposes of this Section 5.03(a), the phrases “or under development” in clause (iii) of the definition of Control Products and “or under development” in clause (ii) of the definition of Sensor Products shall be disregarded. The term “participate in” shall mean, with respect to any Person, (i) owning, managing or having any direct or indirect interest in such Person, whether as owner, stockholder, partner or joint venturer or (ii)

having any officer or other senior management employee, at the direction of Seller, act as a director, officer, employee, agent, consultant or independent contractor of any Person.

(b) Notwithstanding the foregoing, nothing in this Agreement shall restrict in any way:

(i) the right of Seller or any of its Subsidiaries to (A) design, develop, manufacture, market, license or sell Semiconductor Products (including any Semiconductor Products which are designed to sense physical phenomena, condition signals from sensors or both), (B) engage in any Semiconductor Activities or (C) license any Intellectual Property Rights (other than the Business Intellectual Property Rights, except as expressly described in the Cross License Agreement);

(ii) the right of Seller or any of its Subsidiaries to design, develop, manufacture, market, license or sell any tire pressure sensor application currently under development or manufactured or sold by Seller or any of the Retained Subsidiaries and described in Section 5.03 of the Disclosure Schedule or any extension, modification, derivative, replacement or successor thereof (collectively, the “Tire Pressure Sensor Products”);

(iii) the acquisition or ownership by Seller or any of its Subsidiaries of up to 20% of the outstanding equity securities of any Person whose revenues attributable to a business in which Seller or such Subsidiary would otherwise not be permitted to engage or participate pursuant to this Section 5.03 (a “Competing Business”) do not at any time exceed $50 million (based on the last annual financial statements of such Person preceding the date of determination), so long as neither Seller nor any of its Subsidiaries has any active participation in the business or management of the business conducted by such Person (which active participation would include appointing a representative to serve on the board of directors or equivalent governing body of such Person or having the right to effectively control or materially restrict, through veto rights or otherwise, the management or policies of such Person other than with respect to customer supply or product development arrangements); or

(iv) the acquisition by Seller or any of its Subsidiaries of a majority interest in a Person who conducts a Competing Business; provided that if the Competing Business has annual revenues in excess of $5 million (based on the last annual financial statements of such Person preceding the date of determination) during the last full fiscal year preceding the consummation of such acquisition or any subsequent full fiscal year, then

(A) Seller shall, or shall cause its relevant Subsidiary to, as soon as it may reasonably do so on commercially reasonable terms and in any event within eighteen months following (1) if the Competing Business’ annual revenues exceeded such threshold for its last full fiscal year preceding the acquisition, the consummation of such acquisition and (2) otherwise, the end of the first full fiscal year in which the Competing Business’ annual revenues exceed such threshold, divest such Person’s interest in the Competing Business or terminate such Competing Business; and

(B) with respect to any such divestiture, Seller shall, or shall cause its relevant Subsidiary to, provide Buyer with the exclusive opportunity to negotiate with Seller or such Subsidiary for a period of 60 days with respect to the possible acquisition by Buyer of the Competing Business prior to entering into negotiations with another Person with respect to such divestiture.

Section 5.04. Confidentiality. Seller will not, and will cause its controlled Affiliates and Representatives not to, for a period of three years after the Closing Date, directly or indirectly, without the prior written consent of Buyer, disclose to any third party (other than each other and their respective Representatives) any confidential or proprietary information included in the Purchased Assets; provided that the foregoing restriction will not (a) apply to any information to the extent (i) relating to Intellectual Property Rights, the disclosure of which shall be governed by the Cross-License Agreement, (ii) generally available to, or known by, the public (other than as a result of disclosure in violation of this Section 5.04), (iii) that such information relates to Semiconductor Products or (iv) independently developed by Seller or any of its Affiliates (other than by the Business prior to the Closing) or (b) prohibit any disclosure (i) required by any applicable legal requirement or (ii) made to the extent necessary, in the reasonable judgment of Seller, in connection with the enforcement of any right or remedy relating to any of the Transaction Documents or the transactions contemplated hereby or thereby, so long as, in the case of each of the foregoing clauses (i) and (ii), to the extent legally permissible, Seller provides Buyer with reasonable prior notice of such disclosure and a reasonable opportunity to seek an appropriate protective order.

Section 5.05. Insurance. (a) Except as set forth in this Section 5.05, coverage of the Purchased Assets and Purchased Subsidiaries under any insurance policy of Seller or its Affiliates shall cease as of the Closing Date.

(b) Seller shall and shall cause its Affiliates to use reasonable efforts (including using reasonable efforts to cause Buyer and its Subsidiaries to be listed as “Additional Insureds”) to ensure that the Purchased Assets and Purchased

Subsidiaries shall, to the extent covered as of the date hereof or the Closing Date, continue to have coverage under each insurance policy in effect with respect thereto at any time prior to the Closing (each, a “Specified Policy”) in accordance with the terms and conditions thereof from and after the Closing Date for any loss, liability or damage suffered with respect to any incident or event occurring prior to the Closing. Seller shall indemnify Buyer for the costs and expenses referred to in this Section 5.05(b) to the extent, if any, that Seller is required to do so pursuant to Article 11.

(c) In the case of any Specified Policy that is a “claims made basis” policy, from the Closing Date until the policy expiration date (including any renewal thereof) of such policy (if later than the Closing Date), and in the case of any Specified Policy that is an “occurrence basis” policy, after the Closing Date, the Seller shall, and shall cause its Affiliates to, use their reasonable efforts to assist Buyer or its Subsidiaries in asserting claims for any loss, liability or damage suffered with respect to any Purchased Assets and Purchased Subsidiaries after the Closing with respect to any incident or event occurring prior to the Closing, to the extent such loss, liability or damage is covered by the terms of such Specified Policy; provided that (i) all of the Seller’s and its Affiliates’ reasonable out-of-pocket costs and expenses incurred in connection with the foregoing are promptly paid by Buyer or its Subsidiaries as directed by the Sellers, (ii) such claims will be subject to (and recovery thereon will be reduced by the amount of) any applicable deductibles, retentions, gaps or self-insurance provisions, (iii) such claims will be subject to exhaustion of per claim and applicable limits, and (iv) in the event that any legal action, arbitration, negotiation or other proceedings are required for coverage to be asserted against any insurer or a claim to be perfected, Buyer shall do so solely at its own expense. For the avoidance of doubt, in no event shall Buyer be entitled to assert any claim with respect to an occurrence with a date of loss occurring after the Closing. None of the Seller or its Affiliates will bear any liability for the failure of an insurance carrier to pay any claim under any Specified Policy. This Section 5.05(c) shall not affect Seller’s indemnification obligations pursuant to Article 11.

(d) Notwithstanding any provision of this Agreement, Seller shall not be required to comply with this Section 5.05 or any portion thereof if so doing would (i) be materially adverse to Seller or its Subsidiaries or (ii) require Seller or its Subsidiaries to incur any significant costs not reimbursable by Buyer.

Section 5.06. Exclusivity. Until the date upon which this Agreement is terminated, Seller shall not, and shall cause each of its Subsidiaries, Affiliates and Representatives not to, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or encourage, or provide any information to any Person or group of Persons (other than Buyer and its Representatives) concerning, any sale, lease, or license of all or any portion of the Business or the Purchased Assets or Purchased Subsidiaries (other than sales of obsolete equipment or inventory in the ordinary course of business and sales expressly permitted by this Agreement or with respect to assets or liabilities of the Purchased Subsidiaries that are deemed Excluded Assets or Excluded Liabilities pursuant to Section 2.06(a)) or any other alternative to the transactions contemplated by this Agreement (an “Alternative Transaction”); provided that Seller shall be entitled, by notice to Buyer delivered not later than April 10, 2005, to terminate its obligations pursuant to this Section 5.06 if Buyer does not deliver to Seller on March 31, 2005 a letter that describes in reasonable detail the status of Buyer’s efforts to consummate the Debt Financing and reasonably demonstrate that the Debt Financing is reasonably likely to be consummated, except that, notwithstanding such termination, Seller shall not be permitted to enter into negotiations with respect to the terms of any Alternative Transaction until the date upon which this Agreement is terminated.

Section 5.07. Intercompany Receivables and Payables. At or prior to the Closing, Seller shall, and shall cause its Subsidiaries to, eliminate all intercompany receivables and payables between the Business, on the one hand, and any Retained Business, on the other hand, incurred in the ordinary course of business. For the avoidance of doubt, any Taxes of the Purchased Subsidiaries arising from such elimination shall be treated as a Purchased Subsidiary Liability for purposes of this Agreement.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01. Confidentiality. All information provided or made available to Buyer, its Affiliates or any of their respective Representatives or potential sources of financing (except for any such Representatives or financing sources who are party to a confidentiality agreement with Seller with respect to the transactions contemplated hereby) pursuant to any of the Transaction Documents or in connection with the transactions contemplated thereby will be subject to the confidentiality agreement dated September 28, 2005 between Buyer and Seller (the “Confidentiality Agreement”), which agreement shall remain in full force and effect for the benefit of Seller and shall survive the Closing (with respect to information concerning the Retained Businesses) or any termination of this Agreement.

Section 6.02. Access. On and after the Closing Date, Buyer will afford promptly to Seller and its Representatives reasonable access to its properties, books, records, employees and auditors to the extent necessary to permit Seller to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by

Seller shall not unreasonably interfere with the conduct of the business of Buyer. Seller shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 6.03. Financing Matters. Buyer shall comply with its obligations under the Debt Commitment Letter and shall use its reasonable efforts to consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using its reasonable efforts to (i) negotiate definitive agreements with respect to the Financing on the terms and conditions contained in the Debt Commitment Letter and (ii) satisfy all conditions to the Debt Financing to the extent the satisfaction of such conditions is within the control of Buyer. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer will seek in good faith to arrange to obtain such portion from alternative sources on terms and conditions that are equivalent or more favorable to Buyer as promptly as practicable. Subject to the satisfaction by Seller of its obligations pursuant to Section 5.02, the conditions set forth in Section 10.01 and 10.02 (other than Section 10.02(e)) and the conditions to funding set forth in the Debt Commitment Letter (other than conditions the nonsatisfaction of which is solely the result of the failure of the Equity Financing to be consummated), Buyer will draw down on the Bridge Loans, the Senior Bridge Loans and the Senior Subordinated Bridge Loans (in each case, as defined in the Debt Commitment Letter) if adequate funding has not been obtained through the issuance of the Subordinated Notes and the Notes (in each case, as defined in the Debt Commitment Letter) and the senior secured portion of the Debt Financing, in each case, as necessary to enable the Debt Financing to be funded on or prior to the later of (A) May 31, 2006 and (B) the earlier of (1) June 30, 2006 and (2) the 30th day after the first date on which both (x) Seller shall have provided Buyer with all financial information reasonably necessary to complete an offering memorandum for the Subordinated Notes and Notes financing (it being understood that such requirement shall not be satisfied if such information would go “stale” within such 30-day period) and (y) the conditions set forth in Section 10.01(a), 10.01(b), 10.01(c), 10.02(b) and 10.02(c) have been satisfied and the parties reasonably expect that the condition set forth in Section 10.01(e) will be satisfied within 30 days. Buyer will give Seller prompt notice of any material breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter. To the extent reasonably requested by Seller, Buyer will keep Seller informed on a current basis in reasonable detail of the status of its efforts to consummate the Financing. Buyer will not agree to any material amendment or modification to, or grant or seek any waiver under, the Debt Commitment Letter without first consulting with Seller and, if such amendment, modification or waiver would or would reasonably be expected to adversely affect or delay in any material respect Buyer’s ability to consummate the Debt Financing or the Closing, receiving Seller’s prior written consent.

Section 6.04. 338(g) Election. Buyer agrees to make, upon Seller’s written request received by Buyer no later than 30 days after the Closing Date, an effective and irrevocable election under Section 338(g) of the Code with respect to each Purchased Subsidiary, to file each such election within the time limit set forth in Treasury Regulation Section 1.338-2(d), and to provide Seller or its relevant Subsidiary with a notice of each such election pursuant to Treasury Regulation Section 1.338-2(e)(4).

ARTICLE 7

COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01. Reasonable Efforts; Further Assurance. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by the Transaction Documents. Seller and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by the Transaction Documents, to vest in Buyer or its Subsidiaries ownership of the Purchased Subsidiaries and good title to the Purchased Assets and to confirm the assumption by Buyer or its Subsidiaries of the Assumed Liabilities.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make appropriate filings pursuant to applicable Competition Laws, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any applicable filings in the European Union, Korea and, to the extent required by Applicable Law, Brazil, China, Japan and Mexico, with respect to the transactions contemplated by the Transaction Documents as promptly as reasonably practicable and, in the case of such Notification and Report Form pursuant to the HSR Act, in any event within 10 Business Days of the date hereof. Each of Buyer and Seller shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Competition Laws and shall take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Competition Laws as soon as practicable.

(c) If any objections are asserted with respect to the transactions contemplated by any of the Transaction Documents under any Competition Law or if any suit or proceeding is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated by any of the Transaction Documents as violative of any Competition Law, each of Buyer and Seller shall use its reasonable best efforts to promptly resolve such objections. In furtherance of the foregoing, Buyer shall, and shall cause its Subsidiaries and controlled Affiliates to, take all actions, including agreeing to hold separate or to divest any of the businesses or properties or assets of Buyer or any of its Affiliates (including any Purchased Assets and any assets of any Purchased Subsidiary) and to terminate any existing relationships and contractual rights and obligations, as may be required (i) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under any Competition Law or (ii) by any domestic or foreign court or other tribunal, in any action or proceeding brought by a private party or Governmental Authority challenging such transactions as violative of any Competition Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by the Transaction Documents; provided that Buyer and its Subsidiaries and controlled Affiliates will not have any obligation to take any such action that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Buyer and its Subsidiaries (including, after the Closing, the Business), taken as a whole, or of such controlled Affiliate.

Section 7.02. Certain Filings; Consents. Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with or Consent of, any Governmental Authority is required, or any actions or Consents are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by the Transaction Documents and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking to obtain any such actions or Consents in a timely manner. Seller shall pay any commercially reasonable amounts required in order to obtain such actions or Consents; provided that the filing fees required pursuant to the HSR Act or other Competition Laws will be borne by the party required to pay such fees under Applicable Laws.

Section 7.03. Public Announcements. The initial press release relating to the Transaction Documents and the transactions contemplated hereby or thereby will be a joint release agreed upon by the parties, except for any press releases or public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange (which, to the extent practicable, shall not be issued prior to the other party being given a reasonable opportunity to review and comment). The parties agree to consult with each other before issuing any further press release or making any other public statement with respect to any Transaction Document or the transactions contemplated hereby or thereby which differs substantially from previously agreed upon press releases or public statements and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, neither party will issue any such press release or make any such public statement unless the content of such press release or public statement shall have been agreed upon by the parties.

Section 7.04. Notices of Certain Events. Each of Seller and Buyer shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Transaction Documents;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by the Transaction Documents; and

(c) any actions, suits, claims, investigations or proceedings commenced that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to, in the case of Seller, Section 3.11 or, in the case of Buyer, Section 4.06.

Each of Seller and Buyer shall use reasonable efforts to notify the other party of any event or state of facts which makes the representations and warranties of such party contained herein untrue in any material respect or which makes the satisfaction of any condition or performance of any obligation of such party contained herein impossible or reasonably unlikely.

Section 7.05. WARN Act. Buyer shall assume all obligations and Liabilities for the provision of notice or payment in lieu of notice or any applicable penalties under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar law arising as a result of the transactions contemplated by this Agreement. Buyer hereby indemnifies Seller and its Affiliates against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates with respect to WARN or any similar law arising as a result of the transactions contemplated by the Transaction Documents.

Section 7.06. Non-solicit. (a) For a period of three years following the Closing Date, Seller shall not, and shall not permit any of its controlled Affiliates to, (i) directly solicit (or cause to be directly solicited) any of the individuals listed in Section 7.06(a) of the Disclosure Schedule or any individual that may be added thereto prior to the Closing (A) to reflect new hires of officers, management employees, key technical employees or key sales employees and departures from the Business occurring after the date hereof or (B) by agreement of Seller and Buyer (the “Business Covered Employees”), except pursuant to generalized solicitations by use of advertising or which are not specifically targeted at the Business Covered Employees, or (ii) hire any of the Business Covered Employees; provided that the foregoing shall not restrict the solicitation or hiring of any Person who was not employed by Buyer for the six month period prior to such Person’s solicitation or hiring.

(b) Until the third anniversary of the last date on which services are provided by Seller pursuant to the Transition Services Agreement, Buyer shall not, and shall not permit any of its controlled Affiliates (including, after the Closing, the Purchased Subsidiaries) to, (i) directly solicit (or cause to be directly solicited) any officer, management employee or other key employee of Seller or any of Seller’s Subsidiaries who provided services to Buyer pursuant to the Transition Services Agreement, except pursuant to generalized solicitations by use of advertising or which are not specifically targeted at such employees, or (ii) hire any such employee; provided that the foregoing shall not restrict the solicitation or hiring or any Person who was not employed by Seller or any of Seller’s Subsidiaries for the six month period prior to such Person’s solicitation or hiring.

(c) For a period of six months following the Closing Date, neither Seller nor Buyer shall, nor shall either Seller or Buyer permit any of its controlled Affiliates (including, with respect to Buyer after the Closing, the Purchased Subsidiaries) to, (i) directly solicit (or cause to be directly solicited) any employee of the other party who is employed by or contracted to Texas Instruments Malaysia Sdn. Bhd., Texas Instruments de Mexico, S. de R.L. de C.V., Texas Instruments (China) Company Limited, Texas Instruments (Changzhou) Co., Ltd., Texas Instruments Hong Kong Limited or Texas Instruments Semiconductor Technologies (Shanghai) Co., Ltd. as of the Closing Date, except pursuant to generalized solicitations by use of advertising or which are not specifically targeted at such employees, or (ii) hire any such employee.

Section 7.07. Conflicts; Privileges. (a) Buyer waives and will not assert, and agrees to cause its Subsidiaries (including, after the Closing, the Purchased Subsidiaries) to waive and not to assert, any conflict of interest arising out of or relating to the representation after the Closing of Seller, any Retained Subsidiary or any shareholder, officer, employee or director of Seller or any Retained Subsidiary in any matter involving any Transaction Document or the transactions contemplated thereby, by any legal counsel or accountant currently representing Seller, any Retained Subsidiary or any Purchased Subsidiary in connection with the Transaction Documents or the transactions contemplated thereby (the “Current Representation”) and listed in Section 7.07 of the Disclosure Schedule (the “Designated Representatives”).

(b) It is the intent of Seller and Buyer that all rights to any evidentiary privilege, including any attorney-client, work product or federally authorized tax practitioner privilege, with respect to any communication between any Designated Representative, on the one hand, and Seller, any Subsidiary of Seller (including any Purchased Subsidiary) or any shareholder, officer, employee or director of Seller or any Subsidiary of Seller, on the other hand, relating to (i) the Current Representation or (ii) any Excluded Asset, Excluded Liability or Retained Subsidiary shall, in the case of each of clauses (i) and (ii), be retained by Seller. Accordingly, Buyer waives and will not assert, and agrees to cause its Affiliates (including, after the Closing, the Purchased Subsidiaries) to waive and not to assert, including in connection with any dispute with Seller, any evidentiary privilege with respect to any such communication.

(c) Seller and Buyer agree to take, and to cause their respective Affiliates to take, all steps reasonably necessary to implement the intent of this Section 7.07.

Section 7.08. Commercial Arrangements. Buyer and Seller shall use their reasonable efforts in good faith to enter into written agreements prior to the Closing with respect to the purchase and supply of products that are the subject of existing arrangements (whether written or oral) between the Business, on the one hand, and any Retained Business, on the other hand, such agreements to be on the standard terms and conditions used by the Business or the relevant Retained Business, as applicable, in similar agreements with non-Affiliated third parties.

Section 7.09. Accounts Receivable. Following the Closing, if Buyer or Seller (or their respective Affiliates) receives payment with respect to an account receivable that is owned by the other party pursuant to the terms of this Agreement, such party shall promptly (and in any event within ten Business Days) remit such payment to the other party.

Section 7.10. Seller Trademarks and Tradenames. (a) Subject to the terms and conditions of this Section 7.10, Seller grants to Buyer and its Subsidiaries a nonexclusive, worldwide, fully-paid and royalty-free license under any rights Seller may have in the Seller Trademarks and Tradenames, to reproduce and affix:

(i) in perpetuity, the Seller Trademark and Tradename “TI bug” to the inventory included in the Purchased Assets or manufactured in compliance with this Section 7.10;

(ii) Sensor Products and Control Products manufactured within a period of twelve months following the Closing Date using the molds in which the Seller Trademark and Tradename “TI bug” is embedded and exists as of the Closing Date, provided that Buyer’s manufacture of inventory using such molds during such twelve month period shall be in amounts substantially consistent with past practices;

(iii) for a period of nine months following the Closing Date, the Seller Trademark and Tradename “TI” in price lists, literature and advertising for Current Products; and

(iv) for a period of nine months following the Closing Date, the Seller Trademark and Tradename “TI” and “TI bug” on the device packaging (i.e., outer and inner carton) for the Current Products.

Any such use of the Seller Trademarks and Tradenames will be in substantially the same manner of current use by Seller or its Subsidiaries, unless otherwise agreed to by Seller in writing.

(b) Buyer agrees to cease using the Seller Trademarks “TI” and “TI bug” logo and distributing Current Product units, literature and advertising for the Current Product that bear such “TI” and “TI bug” logo Seller Trademarks as soon as practicable, notwithstanding the specified time periods set forth above. Buyer shall not, however, be required to recall or destroy price lists, literature or advertising for the Current Product bearing Seller Trademarks and Tradenames.

(c) If reasonably requested by Seller, at Seller’s cost, Buyer shall cooperate to enable Seller to register the Seller Trademarks and Tradenames, or to register Buyer as a user of the Seller Trademarks and Tradenames, in countries where the Seller Trademarks and Tradenames are then currently used by Buyer.

(d) Buyer agrees that to the extent any Seller Trademarks and Tradenames are used on or in connection with Sensor Products and Control Products after Closing, such Sensor Products and Control Products shall be of a quality commensurate in all material respects with specifications used by Seller, any of its Subsidiaries or any other Person currently manufacturing Sensor Products and Control Products for Seller or any of its Subsidiaries. If Seller notifies Buyer in writing that such specifications are not being met with respect to any Sensor Products or Control Products that (i) were manufactured after the Closing Date and (ii) which use any Seller Trademark and Tradename in a manner not substantially consistent with the manner in which such Seller Trademark and Tradename was used by the Business with respect to such Sensor Products or Control Products prior to the Closing Date, Buyer shall have 30 days after receipt of such notice to implement measures to correct, or to take reasonable steps toward correcting, the nonconformance. If Buyer fails to correct the nonconformance within such 30-day period (or to take reasonable steps toward correcting the nonconformance within such 30-day period and correct the nonconformance within 45 days after Buyer’s receipt of such notice), Buyer agrees to stop all use of the Seller Trademarks and Tradenames on such nonconforming Sensor Products and Control Products as soon as reasonably possible after requested by Seller to do so.

(e) As soon as reasonably practicable following the Closing, Buyer shall change the name of each Purchased Subsidiary so that it does not include any of the Seller Trademarks and Tradenames.

(f) Except as set forth in this Section 7.10, after the Closing, Buyer shall not use any of the Seller Trademarks and Tradenames, except for a period of six months following the Closing Date to the extent necessary to communicate that the Business was formerly owned by Seller.

Section 7.11. Certain Products. (a) If Buyer reasonably believes or receives written notice that the manufacture, use, sale, offer for sale, or import of any Current Product infringes or is likely to infringe any claim of any Patent owned by any other Person anywhere in the world, then, as a condition to Seller’s obligations under Sections 11.02(a)(vi) and 11.02(a)(vii), Buyer shall use its reasonable efforts to obtain such Current Product from a Person (including Seller under subsection (b) below) that has sufficient ownership, rights or licenses to manufacture and sell such Current Product to Buyer without infringing any claim of any Patent owned by any other Person anywhere in the world; provided that any royalty or other increase in the per unit price or cost paid or incurred by Buyer for such Current Product (relative to the price or cost that Buyer demonstrates in reasonable detail it would have paid in the absence of such infringement, such price or cost to be based on the average price or cost per unit that Buyer paid or incurred during the preceding twelve month period for such Current Product (if applicable)) shall be deemed Damages for purposes of Sections 11.02(a)(vi) and 11.02(a)(viii) to the extent that such Sections apply in accordance with Article 11. In addition, if Buyer arranges to obtain a Current Product from a Person who does not provide such Current Product to the Business as of the Closing Date (including with respect to a Current Product that is not marketed or sold by the Business as of the Closing Date), then, as a condition to Seller’s obligations under Sections 11.02(a)(vi) and 11.02(a)(vii), Buyer shall use its reasonable efforts to obtain such Current Product from a reputable and established source, including Seller under Section 7.11(b) (it being understood that for this purpose current suppliers of Current Products shall be considered reputable and established sources) that Buyer reasonably believes has sufficient ownership, rights or licenses to manufacture and sell such Current Product to Buyer without infringing any claim of any Patent owned by any other Person anywhere in the world.

(b) Upon a request of Buyer made prior to the third anniversary of the Closing Date or if Seller makes the election referred to in paragraph (C) of Section 11.02(a)(vii) of the Disclosure Schedule, Buyer and Seller shall enter into mutually agreeable, commercially reasonable arrangements pursuant to which Seller shall make, have made, sell, offer for sale or import, in each case for Buyer, any Current Product that is alleged to infringe any Intellectual Property Rights of a third party, provided that Seller has the capability to do so and has sufficient ownership, rights or licenses to do so without resulting in such infringement or breach of any applicable license agreement. The price paid by Buyer to Seller with respect to any such arrangement (the “Have Made Costs”) shall be:

(i) if such arrangement is entered into upon a request of Buyer made on or prior to April 30, 2007 or because Seller makes the election referred to in paragraph (C) of Section 11.02(a)(vii) of the Disclosure Schedule, the greater of (A) the product of (1) the price or cost per unit that Buyer demonstrates in reasonable detail it would have paid in the absence of such infringement, such price or cost to be based on the average price or cost per unit that Buyer paid or incurred during the preceding twelve month period for such Current Product, multiplied by (2) the number of units of such Current Product manufactured by or for Seller and delivered to Buyer or Buyer’s designee, and (B) all of Seller’s reasonable manufacturing, selling and related costs and expenses (including appropriate allocations for overhead, depreciation and amortization) associated with Seller’s performance under this Section 7.11(b) in respect of such Current Product, determined in accordance with generally accepted accounting principles in the United States, consistently applied; or

(ii) if such arrangement is entered into upon a request of Buyer made after April 30, 2007 and prior to the third anniversary of the Closing Date, a commercially reasonable amount.

Seller shall invoice Buyer within 60 days after each shipment of such Current Product for the applicable Have Made Costs for the Current Products included in such shipment. Payment of such invoice shall be made within 30 days after delivery to Buyer of such invoice, except to the extent that Buyer may dispute any such Have Made Costs in good faith. Within sixty days after the end of each calendar quarter, Seller shall, if applicable, provide Buyer with reasonable detail and documentation backup to support the calculation of and bases for Have Made Costs with respect to Current Products shipped in such quarter.

ARTICLE 8

TAX MATTERS

Section 8.01. Tax Matters. Except as set forth in the Disclosure Schedule, Seller hereby represents and warrants, as of the date hereof and as of the Closing Date, to Buyer that:

(a) Seller and its Subsidiaries have timely paid all Taxes required to be paid, the non-payment of which would result in a Lien on any Purchased Asset or Share.

(b) Seller and its Subsidiaries have established, in accordance with GAAP applied on a consistent basis with that of preceding periods, adequate reserves for the payment of, and will timely pay, all (i) Taxes due and payable (A) which arise from or with respect to the Purchased Assets, the Shares or the operation of the Business or (B) of the Purchased Subsidiaries, in each case which are incurred in or attributable to the Pre-Closing Tax Period and (ii) all Taxes arising out of the Restructuring.

(c) Each Purchased Subsidiary has timely filed all material Tax Returns that it was required to file. All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable laws and regulations. All material Taxes owed and due by Purchased Subsidiaries have been paid. There are no Liens on any of the assets of the Purchased Subsidiaries that arose in connection with any failure (or alleged failure) to pay any material Tax.

(d) There is no dispute or claim concerning any material Tax liability of any Purchased Subsidiary either (i) claimed or raised by any authority in writing or (ii) as to which any directors and officers (and employees responsible for Tax matters) of Seller or any Purchased Subsidiary has knowledge based upon personal contact with any agent of such authority.

(e) No Purchased Subsidiary has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

Section 8.02. Tax Cooperation; Allocation of Taxes. (a) Buyer and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets and the Purchased Subsidiaries (including access to books and records) as is reasonably necessary for the filing of all Tax returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets or Purchased Subsidiaries for a period of at least seven years following the Closing Date. On or after the end of such period, each party shall provide the other with at least 10 days prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records. Seller and Buyer shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets, the Purchased Subsidiaries or the Business.

(b) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets or the Purchased Subsidiaries for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Ad Valorem Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”). All other Taxes with respect to the Purchased Assets or the conduct of the Business (including Taxes of the Purchased Subsidiaries) for such a taxable period (the “Other Apportioned Obligations”) shall be apportioned between Buyer and Seller as if such period ended on the Closing Date. Seller shall be liable for the proportionate amount of Apportioned Ad Valorem Obligations and Other Apportioned Obligations (together, the “Apportioned Obligations”) that is attributable to the Pre-Closing Tax Period, except to the extent such Taxes were taken into account as a liability in calculating Final Working Capital, and Buyer (or its Subsidiaries) shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period.

(c) All excise, sales, use, value added (except for value added taxes that will be recoverable by Buyer or its Subsidiaries after the Closing Date), registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be shared equally by Buyer and Seller. Value added taxes incurred in connection with the transactions contemplated by this Agreement that will be recoverable by Buyer or its Subsidiaries after the Closing Date shall be invoiced by Seller to Buyer, paid by Buyer to Seller and remitted by Seller to the relevant Taxing Authority in accordance with Applicable Law; provided that Seller shall simultaneously with Buyer’s payment of such taxes to Seller advance to Buyer (i) 100% of the aggregate amount by which all such value added taxes exceed $5 million but are less than or equal to $10 million and (ii) 50% of the aggregate amount of all such value added taxes in excess of $10 million and, in the case of each of clauses (i) and (ii), within 10 Business Days of Buyer’s recovery of such value added taxes (or any portion thereof) from the applicable

Taxing Authorities, Buyer shall reimburse Seller for Seller’s pro rata portion (determined based on the proportion that the total amount advanced by Seller to Buyer under clauses (i) and (ii) bears to the total amount of such recoverable value added taxes paid by Buyer to Seller) of the amount so recovered. Buyer and Seller shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

(d) Apportioned Obligations and Taxes described in Section 8.02(c) shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by Applicable Law. The paying party shall be entitled to reimbursement from the non-paying party in accordance with Section 8.02(b) or (c), as the case may be. Upon payment of any such Apportioned Obligation or Tax, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under Section 8.02(b) or (c), as the case may be together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. Except with respect to Taxes of a Purchased Subsidiary that are being paid by Seller to Buyer in accordance with Section 8.02(e), the non-paying party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest on a daily basis, at the rate per annum set forth in Section 2.11(b), for each day until paid.

(e) Buyer shall prepare, or cause to be prepared, all Returns required to be filed by any Purchased Subsidiary after the Closing Date with respect to any Pre-Closing Tax Period. Buyer shall timely file, or cause to be timely filed, all such Returns. Any such Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method, except as otherwise required by law, and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent reasonably requested by Seller, supporting documentation) at least 20 days prior to the due date (including extensions) of such Return. If Seller, within 10 Business Days after delivery of any such Return, notifies Buyer in writing that it objects to any items in such Return, the disputed items shall be resolved by mutual agreement between Buyer and Seller. Seller will pay to Buyer the amount of Taxes shown on such Return no later than two days prior to the date such Return is required to be filed, except to the extent such Taxes were taken into account as a liability in calculating Final Working Capital.

(f) Buyer shall promptly pay or cause to be paid to Seller all refunds of Taxes and interest thereon received by any Purchased Subsidiary attributable to Taxes paid by any Purchased Subsidiary with respect to any Pre-Closing Tax Period, except to the extent such refund is taken into account as an asset in calculating Final Working Capital or is attributable to the carryback of a Tax attribute arising in a Post-Closing Tax Period or a later Tax Period. If, in lieu of receiving such refund, any Purchased Subsidiary reduces a Tax Liability or increases a tax asset relating to a taxable period (or portion thereof) ending after the Closing Date, Buyer shall promptly pay or cause to be paid to Seller the amount of such reduction in Tax Liability or, when realized, the amount of any benefit resulting from such increase in tax assets, as the case may be. Any amount required to be paid by Buyer to Seller pursuant to this Section 8.02(f) shall be reduced by the amount of any increase in Taxes of a Purchased Subsidiary as a result of the receipt of such refund, reduction in Tax Liability or increase in tax assets.

ARTICLE 9

PERSONNEL MATTERS

Section 9.01. Business Employees. Buyer shall (or will cause one of its Subsidiaries to) (i) continue the employment on and after the Closing Date of each Business Employee who is currently employed by a Purchased Subsidiary and (ii) on or prior to the Closing Date, make an offer of employment to each other current Business Employee, in both cases on the terms set forth in this Section 9.01. For the avoidance of doubt, current Business Employees include any Business Employee who is, immediately prior to the Closing, absent from work on account of paid time-off, vacation, sick or personal leave (but not short-term disability or long-term disability), worker’s compensation or leave of absence (other than a leave of absence resulting from a reduction in force or a “bridging” of age and/or service credit for purposes of an Employee Plan) and any Business Employee for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or law (such as, without limitation, the Family and Medical Leave Act, the Uniformed Services Employment and Reemployment Rights Act and any Applicable Law that requires employers to permit the return of their employees following a leave of absence (e.g., maternity leave)). Any U.S. Business Employee who is, immediately prior to the Closing, absent from work on account of short-term disability shall receive an offer of employment from Buyer (or one of its Subsidiaries) on the terms set forth in this Section 9.01 when he or she is able and willing to return to active employment; provided that such individual so returns within six months following the Closing Date (in this regard, Buyer or such Subsidiary shall make any reasonable accommodation required under Applicable Law to accommodate the disability that resulted in such individual being on such short-term disability). Unless a written acceptance of an offer of employment is required by Applicable Law, a Business Employee who continues employment or who has received an offer shall be deemed to have accepted such continuance or offer, unless such Business Employee specifically declines such continuance or offer. Business Employees described in clause (i) who continue such employment and Business Employees described in clause (ii) (including in each case any Business Employees returning from short-term disability) who accept such offer of employment shall collectively be the “Transferred Employees”. Transferred Employees who are based primarily in the United States shall collectively be the “Transferred Employees (U.S.)”. Transferred Employees who are based primarily outside of the United States shall collectively be the “Transferred Employees (Non-U.S.)”. Buyer and Seller agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting for Transferred Employees (U.S.).

Section 9.02. Maintenance of Compensation and Employee Benefits. (a) Subject to the penultimate sentence of this Section 9.02(a), Buyer agrees that for a period of 12 months after the Closing Date (the “Relevant Period”), it will provide (or will cause to be provided) each Transferred Employee with an annual base salary and non-equity based incentive compensation opportunity that are at least equal to his or her annual base salary and non-equity based incentive compensation opportunity in effect immediately prior to the Closing. In addition, Buyer agrees that during the Relevant Period, it will provide (or will cause to be provided) Transferred Employees with benefits that are, in the aggregate, substantially comparable to the benefits provided to Transferred Employees immediately prior to the Closing (other than any equity-based benefits). Notwithstanding the foregoing, the parties acknowledge and agree that the transactions contemplated by this Agreement with respect to any Member State of the European Community is a “relevant transfer” within the meaning of the Transfer of Undertakings (Protection of Employment) Regulations 1981, as amended from time to time and the regulations and/or laws implementing the European Council Directive of March 12, 2001 (2001/23/EC) relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country implementing legislation under such Directive as amended (“EU Employment Regulations”), and the parties shall cooperate in good faith to (i) satisfy, or cause to be satisfied, the information and consultation requirements of the EU Employment Regulations as they apply to the transactions contemplated by this Agreement and (ii) to comply with, or cause the compliance with, any other Applicable Law relating to the continuation of employment of employees or the offering of employment to individuals. Without limiting the generality of this Section 9.02(a), Section 9.02(b) through Section 9.02(l) shall apply to Transferred Employees, to the extent described therein.

(b) Buyer agrees that during the Relevant Period it will provide (or will cause to be provided) reasonable relocation benefits for any Transferred Employee (U.S.) whose principal location of employment is relocated to a location greater than 35 miles from his or her location of employment immediately prior to the Closing.

(c) With respect to each Employee Plan subject to Title IV of ERISA (each, a “Seller DB Plan”):

(i) effective on the Closing Date, Seller shall take all necessary actions to cause such Seller DB Plan to be amended (if required) to provide for the direct trust-to-trust transfer of assets and liabilities as contemplated in this Section 9.02(c);

(ii) as soon as reasonably practicable after the Closing Date, Buyer shall establish or designate, effective as of the Closing Date, a defined benefit pension plan and trust which shall be qualified under Section 401(a) of the Code (the “Buyer DB Plan”) and shall cover Transferred Employees who are participants of the Seller DB Plan immediately prior to the Closing (“DB Participants”), and the parties shall cooperate in good faith to effect such establishment or designation as soon as reasonably practicable after the Closing Date. As soon as practicable following the establishment of the Buyer DB Plan, Seller and Buyer, if necessary, shall file with the Internal Revenue Service proper notice on IRS Form 5310A regarding the transfer of assets and liabilities from the Seller DB Plan to the Buyer DB Plan;

(iii) as soon as practicable after the date that is four months after the Closing Date (or if later, as soon after such date as the Certifications, as hereinafter defined, are received), Seller will cause the trustees of the Seller DB Plan to transfer the Initial Pension Amount, as hereinafter defined, to the Buyer DB Plan. As soon as practicable after the date that is six months after the Closing Date (or if later, as soon after such date as the Certifications, if not previously received, are received), the Seller will cause the trustees of the Seller DB Plan to transfer the Final Pension Amount, as hereinafter defined, to the Buyer DB Plan.

For purposes of this section, the “Final Pension Amount” shall mean (x) an amount of assets of the Seller DB Plan that would be allocated to DB Participants if the Seller DB Plan were terminated on the Closing Date and assets were allocated to participants in accordance with Section 4044 of ERISA

(A) using the methodology of the Pension Benefit Guaranty Corporation (“PBGC”) for plan terminations,

(B) using the interest rate and mortality tables used by the PBGC and effective on the Closing Date for valuing annuities,

(C) assuming participants not in pay status will retire and elect a lump sum under the Seller DB Plan payable at expected retirement age, as determined in accordance with Appendix D of PBGC Regulation Part 4044,

(D) using for purposes of determining the lump-sum value the interest rate and mortality table specified in the Seller DB Plan for valuing lump sums and effective for lump sums made on the Closing Date,

(E) without regard to any assets or liabilities associated with any account under the Seller DB Plan maintained pursuant to Section 401(h) of the Code and

(F) without any provisions for expenses as defined under ERISA Regulation 4044.3(a) and Part 4044, Appendix C,

adjusted to reflect (y) earnings on the balance of the amount described in clause (x) above outstanding (i.e., not theretofore transferred in accordance with this section) from time to time at the rate of earnings on assets of the Seller DB Plan during the period from the Closing Date to the last day of the month ending prior to the actual date(s) of transfer, minus a portion of expenses paid from the trust proportional to the amount of assets to be transferred in relation to the total amount of assets of the Seller DB Plan prior to the transfer, and further reduced by any benefit payments made in respect of DB Participants (and their alternate payees, if any) prior to the actual date(s) of transfer, less (z) the Initial Pension Amount;

the “Initial Pension Amount” shall be 85% of the amount described in clause (x) of the definition of Final Pension Amount, as estimated in the reasonable discretion of the enrolled actuary for the Seller DB Plan and agreed by the actuary for the Buyer DB Plan, such agreement not to be unreasonably withheld or delayed; and

the “Certifications” shall mean Buyer’s certification to Seller, and Seller’s certification to Buyer, in substantially the form attached hereto as Exhibit D, that the Buyer DB Plan and Seller DB Plan are qualified under the applicable provisions of the Code.

Notwithstanding the foregoing, the transfer of assets and liabilities from the Seller DB Plan to the Buyer DB Plan shall be required to satisfy the requirements of Section 414(l) of the Code. Buyer and Seller shall each use reasonable efforts to effect the asset and liability transfers contemplated in this Section 9.02(c) as soon as reasonably practicable; provided that the Initial Pension Amount and the Final Pension Amount shall be transferred no later than the date that is eight months following the Closing Date;

(iv) all Liabilities associated with any participants of the Seller DB Plan (other than Liabilities associated with DB Participants upon the asset and liability transfers contemplated in this Section 9.02(c)) shall remain the responsibility of Seller;

(v) Buyer shall cause the Buyer DB Plan to credit each DB Participant with full past service credit for eligibility, vesting, benefit accrual and all other purposes from his or her date of employment (adjusted to reflect breaks in service in accordance with the provisions of the Seller DB Plan) with Seller and its Affiliates to the extent such service was credited on behalf of such DB Participant under the Seller DB Plan; and

(vi) Seller shall provide Buyer with all information requested by Buyer with respect to DB Participants and up to 10 other participants in the Seller DB Plan that is reasonably necessary to verify the calculation of the liabilities for such DB Participants used to determine the amount of assets transferred from the Seller DB Plan to the Buyer DB Plan as contemplated in Section 9.02(c)(iii).

(d)(i) As soon as reasonably practicable after the Closing Date, Buyer shall cover (or will cause to be covered), effective as of the Closing Date and for the Relevant Period, each Transferred Employee (U.S.) under one or more other defined contribution plans and trusts intended to qualify under Section 401(a) of the Code (collectively, the “Buyer DC Plan”) on the same basis as similarly situated employees of Buyer and its Subsidiaries (provided that to the extent that Buyer and its Subsidiaries do not have similarly situated employees, the basis on which Transferred Employees (U.S.) shall participate in the Buyer DC Plan as of the Closing Date shall be substantially comparable to the basis on which they participated in any defined contribution plan and trust intended to qualify under Section 401(a) of the Code that is sponsored by Seller or any of its Affiliates as in effect immediately prior to the Closing (the “Seller DC Plan”)) and on terms that reflect the service credit provisions of Section 9.02(f). Effective as of the Closing Date or any subsequent date reasonably requested by Buyer (no later than the 60th day following the Closing Date), Transferred Employees (U.S.) shall be eligible to effect a “direct rollover” (as described in Section 401(a)(31) of the Code) of their account balances (including participant loans) under the Seller DC Plan to the Buyer DC Plan in the form of cash and participant loan notes; provided that any such direct rollover shall be subject to the terms and conditions of the Buyer DC Plan applicable to rollover contributions. Prior to the Closing Date, Seller shall amend and take any other action, or cause to be amended or have any other action taken, including requesting the approval of the Board of Directors or a committee thereof, if necessary, to vest any account balances in respect of Transferred Employees (U.S.) in the Seller DC Plan that are unvested as of the Closing Date and make to the Seller DC Plan the pro rata portion of employer contributions, if any, in respect of Transferred Employees (U.S.) through the date immediately prior to the Closing; and

(ii) all Liabilities associated with any participants of the Seller DC Plan (other than Liabilities associated with Transferred Employees (U.S.) who elect a direct rollover of account balances as contemplated in this Section 9.02(d) and for whom such direct rollover is effected) shall remain the responsibility of Seller.

(e) With respect to each International Plan which provides retirement benefits (each, a “Seller International Retirement Plan”):

(i) effective on the Closing Date, each Transferred Employee (Non-U.S.) who is an active participant in a Seller International Retirement Plan shall be vested in his or her accrued benefit earned through the Closing Date;

(ii) effective on the Closing Date, each Transferred Employee (Non-U.S.) who is an active participant in a Seller International Retirement Plan shall cease to be an active participant under such International Retirement Plan and shall become a participant in one or more retirement plans established or designated by Buyer (collectively, the “Buyer International Retirement Plan”);

(iii) as soon as practicable after the Closing, Seller shall cause the transfer from each Seller International Retirement Plan to the Buyer International Retirement Plan of assets and liabilities which are attributable to the Transferred Employees (Non-U.S.) who are participants as of the Closing Date in a Seller International Retirement Plan, where permissible by Applicable Law. Subject to Section 9.02(e)(iv), the amount of assets to be transferred (the “International Transfer Amount”) shall be the amount determined as of the Closing Date, using service and compensation as of the Closing Date, and on the basis of the actuarial assumptions and valuations most recently used to determine employer contributions to such Seller International Retirement Plan. Such determination of the amount to be transferred shall be made by Seller’s actuary and verified by Buyer’s actuary (such verification not be unreasonably withheld). Buyer’s actuary may comment with respect to the determination of the amount to be so transferred, and any such comments shall, in good faith, be taken into account by Seller’s actuary. Within a reasonable period of time before the transfer, Seller’s actuary shall provide such other information as may be reasonably necessary to permit Buyer’s actuary to comment with respect to the determination of such amount. In the event that the trustee of the Seller International Retirement Plan is precluded from Applicable Law from transferring an amount equal to the International Transfer Amount, the transfer from the Seller International Retirement Plan to the Buyer International Retirement Plan shall be limited as required by Applicable Law, and Seller shall separately pay to Buyer any difference between the Transfer Amount and the maximum asset transfer as subsequently determined under Applicable Law;

(iv) where the Seller International Retirement Plan is a defined contribution plan, the Transfer Amount shall be equal to the account balances on the Closing Date of the Transferred Employees (Non-U.S.);

(v) Buyer agrees to enroll the Transferred Employees (Non-U.S.) who are participants in a Seller International Retirement Plan in a Buyer International Retirement Plan, and the Buyer International Retirement Plan shall be liable for benefits with respect to such Transferred Employees (Non-U.S.) accrued under the Seller International Retirement Plan prior to the Closing Date; and

(vi) if a transfer in accordance with Section 9.02(e)(iii) is not permissible, and a Transferred Employee (Non-U.S.) transfers his or her pension rights to a Buyer International Retirement Plan following the Closing Date, the amount of assets to be transferred (or any additional amount required to be transferred by Seller as a result of a shortfall) with respect to him or her shall be determined by this Section 9.02(e); provided that the amount so transferred shall not be less than the amount required to be transferred under Applicable Law.

(f) Buyer shall grant (or will cause to be granted) each Transferred Employee credit for years of prior service with the Seller or any of its Affiliates or their respective predecessors for all purposes (other than for any purpose under any equity-based plan or arrangement) to the extent and for the purposes credited under an analogous Employee Plan or International Plan prior to the Closing Date; provided that no service credit shall be granted to the extent any duplication of benefits results.

(g) Effective as of the Closing Date (or such later date as may be provided pursuant to the Transition Services Agreement; provided that Buyer cooperates in good faith with Seller in the establishment, effective as of the Closing Date, of mirror health and welfare benefit plans by Buyer and its Subsidiaries), each Transferred Employee shall cease participation in the health and welfare benefit plans of Seller and any of its Affiliates (other than a Purchased Subsidiary and its Subsidiaries to the extent such health and welfare benefit plan is maintained solely for the employees of a Purchased Subsidiary or one of its Subsidiaries) (each, a “Seller Welfare Plan”) and commence participation in the health and welfare benefit plans maintained, administered or contributed to by Buyer and its Subsidiaries (each, a “Buyer Welfare Plan”). Seller and its Affiliates (other than the Purchased Subsidiaries and their Subsidiaries) shall be responsible for claims incurred under a Seller Welfare Plan for Transferred Employees prior to the Closing Date. All claims incurred under a Buyer Welfare Plan for Transferred Employees on or after the Closing Date shall be the responsibility of Buyer and its Subsidiaries. For purposes of this Section 9.02(g), the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits; (ii) health or medical, dental, vision care and/or prescription drug benefits, upon provision of such services, materials or supplies; and (iii) short- and long-term disability benefits, upon the event that gives rise to the disability. Notwithstanding the foregoing and subject to the provisions of Section 9.01 pertaining to U.S. Business Employees on short-term disability, Seller and Buyer hereby agree that (A) any Business Employee who as of the Closing Date is receiving short-term or long-term disability benefits (or who has satisfied the requirements for receiving such benefits), shall become eligible or continue to be eligible, as applicable, to receive such benefits under Seller’s short-term or long-term disability plan, as applicable, unless and until such individual is no longer disabled, and (B) Seller shall be solely liable for any other liabilities, obligations or commitments arising in connection with any Business Employee who is receiving long-term disability benefits (or who has satisfied the requirements for receiving such benefits) as of the Closing Date.

(h) Buyer shall (or will cause one of its Subsidiaries to):

(i) where reasonably possible during the plan year in which the Closing Date occurs, waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees (U.S.) under any health and welfare plans in which such Transferred Employees (U.S.) are eligible to participate after the Closing Date to the extent that such limitations were waived under the applicable Employee Plan; and

(ii) where reasonably possible, provide each Transferred Employee (U.S.) with credit during the plan year in which the Closing Date occurs for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans that such Transferred Employees (U.S.) are eligible to participate in after the Closing Date.

(i) As of the Closing Date, Seller shall transfer from medical and dependent care account plans of Seller and any of its Affiliates (other than a Purchased Subsidiary and its Subsidiaries) (each, a “Seller FSA Plan”) to one or more medical and dependent care account plans established or designated by Buyer (collectively, the “Buyer FSA Plan”) the account balances in respect of 2006 (provided that the Closing Date occurs in 2006) of Transferred Employees (U.S.), and Buyer shall be responsible for the obligations of the Seller FSA Plans to provide benefits to Transferred Employees (U.S.) with respect to such transferred account balances on or after the Closing Date. Each Transferred Employee (U.S.) shall be permitted to continue to have payroll deductions made as most recently elected by him or her under the applicable Seller FSA Plan. Buyer shall reimburse Seller for benefits paid by the Seller FSA Plans in respect of claims incurred in 2006 (provided that the Closing Date occurs in 2006) to any Transferred Employee (U.S.) prior to the Closing Date to the extent in excess of the payroll deductions made in respect of such Transferred Employee (U.S.) on or prior to the Closing Date, but only to the extent of the amount that such Transferred Employee (U.S.) continues to contribute to the Buyer FSA Plan.

(j) Any Transferred Employee (U.S.) who (A) is terminated other than for cause during the Relevant Period, or (B) rejects an offer of employment from Buyer or one of its Affiliates at Closing (which offer of employment did not meet the requirements of Section 9.02(a) or required that the Transferred Employee (U.S.) relocate his or her principal location of employment to a location greater than 35 miles from his or her location of employment immediately prior to the Closing) and does not otherwise accept another offer of employment from Buyer or one of its Affiliates at Closing, shall be entitled to severance from Buyer in an amount equal to what he or she would have received under the severance plan of Seller or its Affiliates (as in effect on the date hereof, other than immaterial changes made to avoid or minimize the effect of the application of Section 409A of the Code and the Treasury regulations and guidance promulgated thereunder) applicable to such Transferred Employee (U.S.) (taking into account any post-Closing service with Buyer or any of its Subsidiaries), assuming for purposes of this Section 9.02(j) that such Transferred Employee (U.S.) had satisfied any requirements for the receipt of severance under such plan or policy; provided that in order to receive an enhanced severance benefit such Transferred Employee (U.S.) executes, delivers and does not revoke a general release in favor of Seller, Buyer and their respective Affiliates.

(k) Any Transferred Employee (U.S.) shall carry over to Buyer or one of its Affiliates any “banked” time that he or she has accrued as of immediately prior to the Closing under the policy of Seller and its Affiliates with respect to paid time-off. With respect to any such Transferred Employee (U.S.) whose accrued “banked” time at the end of the calendar year in which the Closing occurs is in excess of the amount of “banked” time that such Transferred Employee (U.S.) would have been entitled to accrue during an 18-month period under the policy of Seller and its Affiliates with respect to paid time-off (as in effect immediately prior to the Closing), Buyer may, at its election, pay (or may cause to be paid) cash to such Transferred Employee (U.S.) in lieu of such excess accrued “banked” time in accordance with the policy of Seller and its Affiliates with respect to the cash-out of excess “banked” time (as in effect immediately prior to the Closing), and any such excess accrued “banked” time that is not so cashed out shall continue to be carried over. With respect to any such Transferred Employee (U.S.) whose employment terminates for any reason, Buyer shall pay cash to such Transferred Employee (U.S.) in lieu of any accrued “banked” time that he or she has accrued as of the effective date of such termination in accordance with the policy of Seller and its Affiliates with respect to the cash-out of accrued time “banked” by terminated employees (as in effect immediately prior to the Closing). The treatment of any accrued but unused vacation, sick or personal leave or time-off in respect of any Transferred Employee (Non-U.S.) shall be in accordance with Applicable Law.

(l) With respect to each Employee Plan that provides retiree medical benefits to Business Employees and that is funded through a voluntary employee’s beneficiary association (“VEBA”) and an account under Section 401(h) of the Code (collectively, the “Seller Retiree Medical Plan”):

(i) effective as of the Closing Date, Seller shall take all necessary actions to cause the appropriate plan and trust documents to be amended (if and to the extent necessary) to provide for the direct trust-to-trust transfer of assets and liabilities as contemplated in this Section 9.02(l), including requesting the approval of the Board of Directors or a committee thereof, if necessary;

(ii) as soon as reasonably practicable after the Closing Date, Buyer shall establish or designate, effective as of the Closing Date, a retiree medical plan and a VEBA or VEBAs which shall be qualified under Section 501(c)(9) of the Code (collectively, the “Buyer Retiree Medical Plan”) on behalf of Transferred Employees (U.S.), and the parties shall cooperate in good faith to effect such establishment or designation as soon as reasonably practicable after the Closing Date;

(iii) as soon as practicable after the later of (x) four months after the Closing Date and (y) the dates of receipt by Buyer and Seller of Buyer’s certification to Seller and Seller’s certification to Buyer, in substantially the form attached hereto as Exhibit E, that the Buyer’s VEBA(s) and Seller’s VEBA(s) are qualified under the applicable provisions of the Code, the assets and liabilities associated with all Transferred Employees (U.S.) (and their spouses and other dependents, if any) shall be transferred from the Seller’s VEBA(s) to the Buyer’s VEBA(s). The amount of assets accumulated to provide retiree medical benefits in the Seller’s account VEBA(s) that will be transferred shall be the aggregate amount of assets in the Seller’s VEBA(s), multiplied by a fraction, the numerator of which is the accumulated postretirement benefit obligation (APBO) in the Seller Retiree Medical Plan for the Transferred Employees (U.S.) (and their spouses and other dependents, if any) immediately prior to the Closing Date, and the denominator of which is the APBO for all participants and their spouses and other dependents (if any) in the Seller Retiree Medical Plan, including Transferred Employees (U.S.) (and their spouses and other dependents, if any) at such date. The plan provisions, census data, valuation methods and actuarial assumptions used to determine the APBO shall be the same as those used by Seller to determine the SFAS 106 curtailment charge for the transactions contemplated hereby. The assets to be transferred shall be credited with earnings on the balance outstanding from time to time at the rate of earnings of the entire trust on assets of the Seller’s VEBA(s) during the period from the Closing Date to the last day of the month ending prior to the actual date(s) of transfer, minus a portion of expenses paid from the trust proportional to the amount of assets to be transferred in relation to the total amount of assets of the Seller’s VEBA(s) prior to the transfer, and further reduced by any benefit payments made in respect of Transferred Employees (U.S.) (and their spouses and other dependents, if any) prior to the actual date(s) of transfer. Buyer and Seller shall each use reasonable efforts to effect the asset and liability transfers contemplated in this Section 9.02(l) as soon as reasonably practicable;

(iv) all Liabilities associated with any participants of the Seller Retiree Medical Plan (other than Liabilities associated with Transferred Employees (U.S.) and their spouses and other dependants, if any, upon the asset and liability transfers contemplated in this Section 9.02(l)) shall remain the responsibility of Seller;

(v) Buyer shall cause the Buyer Retiree Medical Plan to credit each Transferred Employee (U.S.) with full past service credit for eligibility, vesting, benefit accrual and all other purposes from his or her date of employment (adjusted to reflect breaks in service in accordance with the provisions of the Seller Retiree Medical Plan) with Seller and its Affiliates to the extent such service was credited on behalf of such Transferred Employee (U.S.) under the Seller Retiree Medical Plan.

(vi) Seller shall provide Buyer with all information requested by Buyer with respect to Transferred Employees (U.S.) and up to 10 other participants in the Seller Retiree Medical Plan that is reasonably necessary to verify the calculation of the liabilities for such Transferred Employees used to determine the amount of assets transferred from the Seller Retiree Medical Plan to the Buyer Retiree Medical Plan as contemplated by Section 9.02(l)(iii);

(vii) the assets transferred pursuant to Section 9.02(l)(iii) plus all future investment earnings thereon shall be exclusively used to pay for retiree medical benefits and related administration costs for Transferred Employees (U.S.) (and their spouses or other dependents, if any) and, for so long as the provisions of the Buyer Retiree Medical Plan are substantially the same as those of the Seller Retiree Medical Plan (as of the Closing Date) for other employees (including spouses and other dependents thereof) of the Business to the extent permitted by Applicable Law; and

(viii) for the avoidance of doubt, effective as of the Closing Date, Transferred Employees (U.S.) shall be eligible to receive benefits under the Buyer Retiree Medical Plan and shall not be eligible to receive benefits under the Seller Retiree Medical Plan.

Section 9.03. Employee Communications. The initial communication with Business Employees relating to the transactions contemplated by the Transaction Documents shall be agreed upon by the parties. Thereafter, until the Closing, the parties agree to consult with each other before making any further communication with Business Employees of a similar widely disseminated nature, and neither party shall make any such further communication that is inconsistent with communications previously agreed upon unless the content thereof shall have been agreed upon by the other party (it being understood that Seller may respond to questions from Business Employees on matters within the scope of the initial communication and not inconsistent therewith).

Section 9.04. Acknowledgement. Buyer and Seller acknowledge and agree that nothing contained in this Article 9 shall be construed to limit in any way the ability of Buyer or its Affiliates to terminate the employment of any Transferred Employee from and after the Closing Date; provided that such termination is in accordance with Applicable Law.

Section 9.05. No Third-party Beneficiaries. Without limiting the generality of Section 13.07, nothing in this Article 9, express or implied, is intended to confer any rights, benefits, remedies, obligations or liabilities under this Agreement upon any Person, including any current or former Business Employee (including any Transferred Employee), other than the parties to this Agreement and their respective successors and assigns.

ARTICLE 10

CONDITIONS TO CLOSING

Section 10.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by each party) of the following conditions:

(a) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated;

(b) all approvals pursuant to Competition Laws listed on Section 10.01(b) of the Disclosure Schedule shall have been obtained;

(c) all approvals of Governmental Authorities listed on Section 10.01(c) of the Disclosure Schedule shall have been obtained;

(d) no provision of any Applicable Law shall prohibit the consummation of the Closing or subject the Buyer or Seller to any penalty or other condition that would reasonably be expected to have a Material Adverse Effect; and

(e) the Restructuring with respect to TI Korea shall have been completed.

Section 10.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Buyer) of the following further conditions:

(a)(i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of Seller contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications) shall be true when made and at and as of the Closing Date, as if made at and as of such date, with only such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iii) Buyer shall have received a certificate signed by an officer of Seller to the foregoing effect;

(b) all consents of third parties required by the agreements listed in Section 10.02(b) of the Disclosure Schedule shall have been obtained;

(c) all governmental licenses, authorizations, permits, consents and approvals required to carry on the Business as now conducted shall have been transferred to or otherwise obtained by Buyer on or before the Closing Date, with only such exceptions as would not reasonably be expected to have a Material Adverse Effect;

(d) Buyer shall have received all documents it may reasonably request relating to (i) the existence of Seller and its Subsidiaries (including the Purchased Subsidiaries) and (ii) the authority of Seller for this Agreement, all in form and substance reasonably satisfactory to Buyer; and

(e) The proceeds of the Debt Financing shall have been received by Buyer, or shall be fully available to Buyer, on substantially the terms and conditions set forth in the Debt Commitment Letter (including after giving effect to any changes pursuant to the “market flex” provisions thereof); provided that Buyer shall not be entitled to assert the failure of the condition set forth in this Section 10.02(e) if the failure of the Debt Financing to be consummated has resulted solely from the failure of the Equity Financing to be consummated.

Section 10.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Seller) of the following further conditions:

(a)(i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement shall be true in all material respects when made and at and as of the Closing Date, as if made at and as of such date and (iii) Seller shall have received a certificate signed by an officer of Buyer to the foregoing effect; and

(b) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.01. Survival. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing until April 30, 2007; provided that (i) the representations and warranties contained in Sections 3.17

(Finders’ Fees) and 4.07 (Finders’ Fees) shall survive indefinitely or until the latest date permitted by law, (ii) the representations and warranties contained in Section 3.20 (Environmental Compliance) shall survive until the fifth anniversary of the Closing Date and (iii) the representations and warranties contained in Article 8 (Tax Matters) shall survive until 30 days after the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof). The covenants and agreements of the parties hereto contained in this Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Notwithstanding the preceding two sentences, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding two sentences, if notice of the inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 11.02. Indemnification. (a) Effective at and after the Closing, Seller indemnifies Buyer and its Subsidiaries (including the Purchased Subsidiaries) and each of their respective Affiliates, officers, directors, employees, agents and Representatives (each, a “Buyer Indemnified Party”) against and agrees to hold each of them harmless from any and all damage, loss, Liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) incurred or suffered by a Buyer Indemnified Party arising out of:

(i) subject to the terms of Section 11.03(g)(v), any misrepresentation or breach of warranty (each such misrepresentation and breach of warranty, a “Warranty Breach”) or breach of covenant or agreement made or to be performed by Seller pursuant to this Agreement;

(ii) any Excluded Liability (other than an Identified Environmental Liability);

(iii) any Purchased Subsidiary Liability;

(iv) the matters described in item 1 or 2 of Section 3.11 of the Disclosure Schedule (the “Specified Matters”);

(v) any Identified Environmental Liability;

(vi) any of the matters described in Section 11.02(a)(vi) of the Disclosure Schedule;

(vii) any of the matters described in Section 11.02(a)(vii) of the Disclosure Schedule; or

(viii) the restructuring described in item 8 of Section 3.08(f) of the Disclosure Schedule and item 1 of Section 3.09 of the Disclosure Schedule to the extent that the amount of such Damages exceeds the reserve reflected in Final Working Capital with respect to such restructuring;

provided that (A) Seller shall not be liable for Warranty Breaches, Specified Matters, Infringement Claims (as defined in Section 11.02(a)(vii) of the Disclosure Schedule) or TSA Consequential Damages (as defined in the Transition Services Agreement) unless the aggregate amount of Damages with respect to all Warranty Breaches, the Specified Matters, Infringement Claims and TSA Consequential Damages exceeds $30,000,000 and then only to the extent of such excess (the “Seller General Basket”), (B) Seller’s maximum aggregate liability for all Warranty Breaches, the Specified Matters, the Identified Environmental Liabilities, all Infringement Claims and all TSA Consequential Damages shall not exceed $300,000,000 (the “Seller Cap”) and (C) with respect to Infringement Royalty/Cover Damages (as defined in Section 11.02(a)(vii) of the Disclosure Schedule) under clause (vii) above that are indemnifiable after exhaustion of the Seller General Basket, Seller’s liability under this Agreement shall be limited to 80% of such Infringement Royalty/Cover Damages in excess of the Seller General Basket (and subject, for the avoidance of doubt, to the Seller Cap); and provided further that (1) Seller shall not be liable with respect to any single claim or group of related claims with respect to a Warranty Breach or an Infringement Claim that results in Damages of $100,000 or less (and such Damages shall not be applied to the Seller General Basket), (2) with respect to indemnification by Seller for Identified Environmental Liabilities, Seller shall not be liable unless the aggregate amount of Damages with respect to all such Identified Environmental Liabilities exceeds $497,000 and then only to the extent of such excess (the “Seller Environmental Basket”) and (3) the Seller General Basket, the Seller Cap and clause (1) of this proviso shall not apply with respect to Warranty Breaches related to the Excluded Representations. For the avoidance of doubt, Seller shall not be liable for any Damages relating to a Warranty Breach of Section 3.07 or 8.01(a) to the extent a Buyer Indemnified Party has been compensated for such Damages pursuant to Seller’s performance of its obligations to pay Taxes to the relevant Taxing Authority or reimburse Buyer pursuant to Article 8.

(b) Effective at and after the Closing, Buyer indemnifies Seller and its Subsidiaries and each of their respective Affiliates, officers, directors, employees, agents and Representatives (each, a “Seller Indemnified Party”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller or any of its Affiliates arising out of:

(i) any Warranty Breach or breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement; or

(ii) any Assumed Liability (except, with respect to the Specified Matters, any Identified Environmental Liability, any Warranty Breach or any Infringement Claim, to the extent that Seller is required to indemnify the Buyer Indemnified Parties pursuant to Section 11.02(a));

provided that (A) Buyer shall not be liable for Warranty Breaches or TSA Consequential Damages unless the aggregate amount of Damages with respect to all Warranty Breaches and TSA Consequential Damages exceeds $30,000,000 and then only to the extent of such excess (the “Buyer Basket”) and (B) Buyer’s maximum liability for all such Warranty Breaches and TSA Consequential Damages shall not exceed $300,000,000 (the “Buyer Cap”); and provided further that (1) Buyer shall not be liable with respect to any single claim or group of related claims with respect to a Warranty Breach that results in Damages of $100,000 or less (and such Damages shall not be applied to the Buyer Basket) and (2) the Buyer Basket, the Buyer Cap and clause (1) of this proviso shall not apply with respect to Warranty Breaches related to the Excluded Representations.

(c) All Warranty Breaches (except for Warranty Breaches with respect to Section 3.08(a) or Section 3.10(a)(xi)) shall, for purposes of Sections 11.02(a) and 11.02(b), be determined without giving effect to any qualification in the representations and warranties of Seller or Buyer as to materiality, in all material respects, Material Adverse Effect, material adverse effect or words of similar effect.

Section 11.03. Procedures. (a) Any party(ies) entitled to indemnification under Section 11.02 (the “Indemnified Party”) agrees to give prompt notice to the party from whom the Indemnified Party is entitled to seek indemnification (the “Indemnifying Party”) of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which the Indemnified Party is entitled to seek indemnification under Section 11.02 (it being understood that a party’s entitlement to indemnification shall be determined without regard to the application of (i) the Seller General Basket, Seller Environmental Basket and Buyer Basket (collectively, the “Baskets”) and (ii) the Seller Cap and Buyer Cap (collectively, the “Caps”)) and will provide the Indemnifying Party such information with respect thereto that the Indemnifying Party may reasonably request. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party.

(b) Seller shall control and appoint lead counsel for the defense of any claim asserted by any third party (a “Third Party Claim”) that is an Excluded Liability. In addition, the Indemnifying Party shall be entitled to control and appoint lead counsel for the defense of any Third Party Claim or any Environmental Matter if (i) it is reasonably expected that indemnification payments to be made by the Indemnifying Party in respect of such Third Party Claim or Environmental Matter in accordance with Section 11.02 (taking into account the Baskets and the Caps) will be greater than the harm suffered by the Indemnified Party as a result of such Third Party Claim, including any injunctive, equitable or other non-monetary relief sought by such third party, (ii) the Indemnifying Party shall acknowledge in writing its obligation to indemnify the Indemnified Party for any Damages relating to such Third Party Claim or Environmental Matter (subject to the limitations on indemnification set forth in this Article 11, including the Baskets and the Caps) and (iii) the Indemnifying Party shall notify the Indemnified Party that it has elected to assume such defense promptly but in any event within 30 days after receipt of the notice with respect to such Third Party Claim referred to in Section 11.02(a) or, with respect to Environmental Matters, in a timely manner given the facts and circumstances and changes thereto or development thereof over time (it being understood that the Indemnified Party shall be entitled to take such actions as may be required to defend such Third Party Claim, including if necessary seeking extensions of time to respond to pleadings and the like, prior to the receipt of such acknowledgement within the 30-day period referred to above). The Indemnified Party shall be entitled to control and appoint lead counsel for the defense of any Third Party Claim if the Indemnifying Party is not entitled to, or fails to, elect to assume the defense of such claim pursuant to the foregoing sentence, or thereafter if the Indemnifying Party fails or ceases to prosecute such claim with reasonable diligence.

(c) The party controlling the defense of any Third Party Claim or Environmental Matter in accordance with the provisions of this Section 11.03 (the “Controlling Party”) (i) shall pay all the costs of such defense (including attorneys’ fees), provided that if the Indemnified Party is the Controlling Party, then such costs shall be considered Damages arising out of such Third Party Claim for purposes of Section 11.02, and (ii) shall obtain the prior written consent of the other party (the “Non-Controlling Party”) before entering into any settlement of such Third Party Claim or Environmental Matter, such consent not to be unreasonably withheld (A) if the settlement does not impose injunctive or other equitable relief against the Non-Controlling Party or (B) with respect to Environmental Matters, if the settlement is consistent with the terms of Section 11.03(g). The Non-Controlling Party shall be entitled to participate in the defense of such Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Non-Controlling Party, unless in the reasonable judgment of counsel to the Non-Controlling Party there is a conflict of interest between the Controlling Party and the Non-Controlling Party, in which case such fees and expenses shall be paid by the Controlling Party (provided that if the Indemnified Party is the Controlling

Party, then such fees and expenses shall be considered Damages arising out of such Third Party Claim for purposes of Section 11.02). In any Third Party Claim where an Indemnified Party is the Non-Controlling Party and which involves any material customer or supplier of the Indemnified Party or its Affiliates, such participation shall in any event include the right of the Non-Controlling Party to engage in direct discussions with the other parties to such Third Party Claim, including discussions concerning the claim and the potential resolution thereof; provided that (1) such participation right shall not alter the rights of the Controlling Party to control and direct the defense of such Third Party Claim, including the right to reject or accept any resolution proposed by the Non-Controlling Party in such Controlling Party’s sole discretion, and (2) the Non-Controlling Party shall disclose to such other parties that in conducting any such discussions, the Non-Controlling Party is acting on its own behalf and not as a Representative of the Controlling Party and the Non-Controlling Party is not authorized to agree to any settlement with respect to such Third Party Claim. With respect to any Third Party Claim relating to the Specified Matters, the Controlling Party shall retain the legal counsel identified in Section 11.03(c) of the Disclosure Schedule with respect thereto and shall not replace or discharge such counsel absent good cause.

(d) Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. In furtherance and not in limitation of the foregoing, in connection with the defense of any Infringement Claim, Buyer shall, to the extent requested by Seller, assert (or, in Buyer’s sole discretion, allow Seller to assert on its behalf) against the Person making such Infringement Claim any claims for infringement or misappropriation of Business Intellectual Property Rights for which there is a reasonable basis in law and fact. A Controlling Party shall, to the extent requested by the Non-Controlling Party, (i) keep the Non-Controlling Party reasonably informed relating to the progress of any significant matter (including providing the Non-Controlling Party with periodic summaries of the status of such Third Party Claim and the amounts spent with respect thereto and copies of all material plans, reports and external correspondence and notifying the Non-Controlling Party of, and giving the Non-Controlling Party the opportunity to attend, scheduled voice or in-person conferences with regulators or other third parties) and (ii) provide the Non-Controlling Party with a reasonable period of time, given the specific circumstances, to permit such party to comment on any material proposed actions, and to consider in good faith any such comments.

(e) Each Indemnified Party must mitigate as required by Applicable Law any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying

Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within two Business Days after the benefit is received.

(f) Each Indemnified Party shall use its reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 11.02.

(g) In addition to the provisions set forth in Section 11.03(a), 11.03(b), 11.03(c), 11.03(e) and 11.03(f) above, with respect to any matter for which Buyer or its Affiliates seek indemnification relating to a Warranty Breach of Section 3.20, an Excluded Environmental Liability, an Identified Environmental Liability or any other environmental matter otherwise subject to indemnification under the terms of this Agreement (“Environmental Matters”):

(i) Except as set forth in Section 11.03(b), Buyer will retain the defense, control and resolution of any Environmental Matters, including disclosure, investigation, negotiation, performance and settlement of such matters. With respect to any Environmental Matters, the Controlling Party shall, to the extent requested by the Non-Controlling Party, (1) keep the other party reasonably informed relating to the progress of any significant matter (including providing the Non-Controlling Party with copies of all material plans, reports and external correspondence and notifying the other party of, and giving the Non-Controlling Party the opportunity to attend, scheduled voice or in-person conferences with regulators or other third parties), (2) provide the other party with a reasonable period of time, given the specific circumstances, to permit such party to comment on any material proposed actions, and to consider in good faith any such comments and (3) not unreasonably interfere with the ordinary course operation of the business at any Real Property or with the continuing use of the Real Property in the manner being used as of the Closing Date;

(ii) Buyer agrees to, and shall cause its Affiliates to, cooperate with Seller in providing all necessary and reasonably requested access to properties, facilities, employees and records and timely providing Seller with copies of all communications relating to such matter received from any Governmental Authority or third party;

(iii) Each party agrees to cooperate, and to cause their respective Affiliates to cooperate, in the defense or prosecution of any Environmental Matter and shall provide to the other party with copies of any and all material environmental audits, studies, action plans, tests and communications with any Governmental Agency or third party relating to investigatory, remedial or other activities with respect to any property which may be subject to a claim for indemnification for any Environmental Matters;

(iv) Seller’s obligation to indemnify Buyer or any of its Affiliates shall be limited to those Damages which must be incurred, based upon (1) the use of a reasonable and cost-effective method available under the circumstances and (2) the industrial or commercial use of the property as of the Closing Date, to meet, in a reasonably cost-effective manner, the requirements of any applicable Environmental Law or to meet the demands of any applicable Governmental Authority or as required by any judicial or administrative resolution, order or settlement agreement of a Third Party Claim otherwise complying with the terms of this Agreement. To the extent necessary to achieve the purposes set forth in this Section, Buyer and its Affiliates agree that engineering or institutional controls and a deed or other restriction are each a reasonable cost-effective method, so long as such control or restriction does not materially limit the industrial or commercial activities being performed on the applicable property as of the Closing Date.

(v) Seller shall have no liability under this Agreement for any Damages relating to Environmental Matters to the extent arising out of any sampling of the soil or groundwater or any disclosure, report, or communication to any Governmental Authority or third party by Buyer or any of its Affiliates (or by a Third Party Buyer of any Real Property as described in clause (B) below), or out of the initiation or encouragement by Buyer or any of its Affiliates of any action by any Governmental Authority or third party unless:

(A) Buyer or any of its Affiliates reasonably believes it must investigate, take action, initiate or encourage any such action due to (1) the requirements of any applicable law, including any Environmental Law, (2) a need to respond to any Third Party Claim against Buyer or its Affiliates, (3) the discovery of a condition first identified as a result of construction activities which would have been undertaken in the ordinary course of operating the site in the manner in which it is operating as of the Closing Date, in the absence of an indemnity or (4) the discovery of a condition in the ordinary course of operating the site in the manner in which it is operating as of the Closing Date which condition, if unaddressed, would reasonably be expected to result in a material Third Party Claim or imminent and substantial risk to human health;

(B) Buyer or any of its Affiliates reasonably believes that it (or any Third Party Buyer) must investigate, take action, initiate or encourage any such action to meet the demands of a reasonable third party buyer or its financing parties (collectively, “Third Party Buyers”) in connection with the sale of the applicable Real Property to such third party or any other transaction involving the direct or indirect transfer of, or related encumbrance on, the applicable Real Property; provided that the liability of Seller under this Agreement for any Damages for any Environmental Matters triggered by such Third Party Buyer requirement shall be limited to 50% of any Damages incurred by Buyer or its Affiliates, to be determined after the application of the Baskets and Caps; and

(C) Buyer or any of its Affiliates investigates, takes action, initiates or encourages any such action other than as described above, in which case the liability of Seller under this Agreement for any Damages relating to Environmental Matters triggered by such investigation, action, initiation or encouragement shall be limited to 20% of any Damages incurred by Buyer or its Affiliates, to be determined after the application of the Baskets and Caps.

Section 11.04. Calculation of Damages. (a) The amount of any Damages payable under Section 11.03 by the Indemnifying Party shall be net of any (i) amounts actually recovered by the Indemnified Party under applicable insurance policies, or from any other Person alleged to be responsible therefor and (ii) Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such Damages (taking into account any current or future Tax costs). In computing the amount of any such Tax benefit, the Indemnified Party shall be deemed to fully utilize, at the highest applicable marginal tax rate then in effect, all Tax items arising from the incurrence or payment of any indemnified Damages, with such Tax items to be the last items taken into account. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b) The Indemnifying Party shall not be liable under Section 11.02 for any (i) Damages to the extent that the Liability relating thereto has been taken into account as a liability in calculating Final Working Capital pursuant to the Purchase Price adjustment under Section 2.11 or (ii) punitive Damages (other than any punitive Damages payable to a third party).

(c) Any indemnification payment made pursuant to this Agreement shall be treated by Buyer and Seller as an adjustment to the Purchase Price for Tax purposes.

Section 11.05. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.02 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying Claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment; provided that the Indemnified Party shall not be required to assign any right to proceed against a Potential Contributor if the Indemnified Party determines in its reasonable discretion that such assignment would be materially detrimental to its reputation, future business prospects or customer, supplier, or employee relationships.

Section 11.06. Exclusivity. Except as specifically set forth in this Agreement or any other Transaction Document, Buyer waives any rights and claims Buyer may have against Seller, whether in law or in equity, relating to the pre-Closing conduct of the Business or the transactions contemplated hereby. The rights and claims waived by Buyer include claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect), claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty, but shall not include claims for fraud. After the Closing, Section 7.05, Article 11 and Section 13.11 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby.

ARTICLE 12

TERMINATION

Section 12.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have been consummated on or before June 30, 2006; provided that neither Buyer nor Seller shall be able to terminate this Agreement pursuant to this clause (b) if the failure of the Closing to be consummated by such date is caused by its breach of its obligations hereunder; or

(c) by either Seller or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to clauses 12.01(b) or 12.01(c) shall give notice of such termination to the other party.

Section 12.02. Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, such termination shall be without liability of either party (or any stockholder or Representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 6.01, 13.02, 13.03, 13.04, 13.05, 13.06, 13.07, 13.08 and 13.10 shall survive any termination hereof pursuant to Section 12.01.

ARTICLE 13

MISCELLANEOUS

Section 13.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Buyer, to:

S&C Purchase Corp.
c/o Bain Capital Partners, LLC
745 Fifth Avenue
New York, New York 10151
Attention:	Ed Conard
Paul Edgerley
Stephen M. Zide
Facsimile No.: (212) 421-2225

with a copy to:

Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
Attention:	Jeffrey C. Hammes, P.C.
Matthew E. Steinmetz, P.C.
Jeffrey W. Richards
Facsimile No.: (312) 861-2200

if to Seller, to:

Texas Instruments Incorporated
12500 TI Boulevard
Dallas, Texas 75266
Attention: General Counsel
Facsimile No.: (214) 480-5061

and

Texas Instruments Incorporated
7839 Churchill Way MS 3995
Dallas, Texas 75251
Attention: Vice President of Corporate Development
Facsimile No.: (972) 917-3804

with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: Paul R. Kingsley
Facsimile No.: (212) 450-3800

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 13.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement (a) by Seller or any of its Subsidiaries (including, for costs incurred prior to the Closing, the Purchased Subsidiaries) shall be paid by Seller and (b) by Buyer or any of its Affiliates (including, for costs incurred following the Closing, the Purchased Subsidiaries) shall be paid by Buyer.

Section 13.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto. Notwithstanding the foregoing, Buyer shall have the right to assign all or certain provisions of this Agreement, or any interest herein, and may delegate any duty or obligation hereunder, without the consent of Seller, to (i) any Affiliate of Buyer, (ii) any purchaser of any or all of the assets or equity interests (whether by merger, recapitalization, reorganization or otherwise) of Buyer or the Business or (iii) any of Buyer’s financing sources as collateral; provided that, in the case of each of clauses (i)-(iii), no such assignment or delegation shall relieve Buyer of any of its obligations hereunder; and provided further that between the date hereof and the Closing Date, Buyer intends to form or cause to be formed one or more Subsidiaries or Affiliates, and in connection therewith Buyer may on or prior to the Closing assign and delegate any or all of its interest herein and duties and obligations hereunder (including to make payments, acquire assets, and assume Liabilities at the Closing) to and among such Subsidiaries and Affiliates, but no such assignment or delegation shall relieve Buyer of any of its obligations hereunder (other than its obligation to assume an Assumed Liability relating to the operation of the Business to the extent such obligation was so assigned to a Subsidiary or Affiliate of Buyer).

Section 13.05. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

Section 13.06. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

Section 13.07. Counterparts; Effectiveness; No Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as set forth in Section 11.02, no provision of this Agreement is intended to confer any rights, benefits, remedies or Liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 13.08. Entire Agreement. The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 13.09. Bulk Sales Laws. Buyer and Seller each hereby waive compliance by Seller with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state in connection with the sale of the Purchased Assets.

Section 13.10. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 13.11. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement to be performed following the Closing were not performed in accordance with the terms thereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of any such provision or to enforce specifically the performance of any such provision in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, in addition to any other remedy to which they are entitled at law or in equity.

Section 13.12. Disclosure Schedule. The parties acknowledge and agree that (i) the inclusion of any items or information in the Disclosure Schedule that are not required by this Agreement to be so included is solely for the convenience of Buyer, (ii) the disclosure by Seller of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material, (iii) if any section of the Disclosure Schedule lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedule or the statements contained in any Section of Article 3 reasonably apparent, such information shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (iv) except as provided in clause (iii) above, headings have been inserted in the Disclosure Schedule for convenience of reference only, (v) the Disclosure Schedule is qualified in their entirety by reference to specific provisions of this Agreement and (vi) the Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Seller except as and to the extent provided in this Agreement.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

TEXAS INSTRUMENTS INCORPORATED

By:	/s/ Kevin P. March
Name:	Kevin P. March
Title:	Senior Vice President and Chief Financial Officer

S&C PURCHASE CORP.

By:	/s/ Edward Conard
Name:	Edward Conard
Title:

EXHIBIT A

ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [            ], 2006, between Texas Instruments Incorporated, a Delaware corporation (“Seller”), and S&C Purchase Corp., a Delaware corporation (“Buyer”).

W I T N E S S E T H :

WHEREAS, Buyer and Seller have concurrently herewith consummated the purchase by Buyer of the Purchased Assets pursuant to the terms and conditions of the Asset and Stock Purchase Agreement dated as of January 8, 2006 between Buyer and Seller (the “Asset and Stock Purchase Agreement”; terms defined in the Asset and Stock Purchase Agreement and not otherwise defined herein being used herein as therein defined); and

WHEREAS, pursuant to the Asset and Stock Purchase Agreement, Buyer has agreed to assume certain Liabilities of Seller and the Retained Subsidiaries with respect to the Purchased Assets and the Business;

NOW, THEREFORE, in consideration of the sale of the Purchased Assets and in accordance with the terms of the Asset and Stock Purchase Agreement, Buyer and Seller agree as follows:

1.(a) Seller does hereby sell, transfer, assign and deliver to Buyer all of the right, title and interest of Seller and the Retained Subsidiaries in, to and under the Purchased Assets; provided that, subject to Section 2.07 of the Asset and Stock Purchase Agreement, no sale, transfer, assignment or delivery shall be made of any or any material portion of any Purchased Asset if an attempted sale, assignment, transfer or delivery, without the consent of a third party, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer, Seller or any of the Retained Subsidiaries thereunder.

(b) Buyer does hereby accept all the right, title and interest of Seller and the Retained Subsidiaries in, to and under all of the Purchased Assets (except as aforesaid) and Buyer assumes and agrees to pay, perform and discharge promptly and fully when due all of the Assumed Liabilities and to perform all of the obligations of Seller and the Retained Subsidiaries to be performed under the Purchased Assets except to the extent Liabilities thereunder constitute Excluded Liabilities.

2. This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of law rules of such state.

3. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

TEXAS INSTRUMENTS INCORPORATED

By:
Name:
Title:

S&C PURCHASE CORP.

By:
Name:
Title:

EXHIBIT D

FORM OF OPINION REGARDING EMPLOYEE BENEFIT PLAN QUALIFICATION (FOR BUYER AND SELLER)

[Date]

[Buyer/Seller Counsel]

[Address]

[Address]

Attn:

Re:	[Buyer/Seller Pension Plan]

Gentlemen:

Pursuant to the requirements of Section 9.02(c)(iii) of that certain Asset and Stock Purchase Agreement dated as of January 8, 2006 between Texas Instruments Incorporated and S&C Purchase Corp., please be advised that we have acted as counsel to [Buyer/Seller] (the “Company”) in connection with the adoption of the “[Buyer/Seller Pension Plan]” (the “Plan”) and the trust agreement that implements the provisions of the Plan (the “Trust”). We have reviewed the Plan and the Trust and such other documents as we have deemed necessary for our opinion expressed herein. Subject to and contingent upon the occurrence of the actions required to be taken by the Company as set forth in the next paragraph, it is our opinion that the Plan and the Trust meet, in form, the qualifications under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and, with respect to the Trust, the requirements for exemption from taxation pursuant to Section 501(a) of the Code.

The Company has represented to us that it will promptly (and in any event prior to the expiration of the applicable remedial amendment period) file the Plan with the Internal Revenue Service (the “IRS”) for purposes of receiving a determination letter with respect to the qualified status of the Plan and the Trust under Sections 401(a) and 501(a) of the Code. The Company has further represented to us that it will timely make all changes requested by the IRS as a condition to the issuance of a determination letter.

Sincerely,

[Buyer/Seller Counsel]

D-1

EXHIBIT E

FORM OF CERTIFICATION REGARDING VEBA (FOR BUYER AND SELLER)

[Insert Date]

[Buyer/Seller]

[Address]

[Address]

Attn:

Re:	[Buyer/Seller VEBA]

Gentlemen:

Pursuant to the requirements of Section 9.02(l) of that certain Asset and Stock Purchase Agreement dated as of January7, 2006 between Texas Instruments Incorporated and S&C Purchase Corp., we hereby certify to [Buyer/Seller] that the voluntary employees’ beneficiary association adopted by us to provide for the payment of life, sick, accident or other benefits to the members of such association or their dependents or designated beneficiaries within the meaning of Section 501(c)(9) of the Internal Revenue Code of 1986, as amended (the “Code”) (“VEBA”) meets, in form, the requirements of such section of the Code, including the requirement that no part of the net earnings of such VEBA inures (other than through such payments) to the benefit of any private shareholder or individual. Therefore, Section 501(a) of the Code provides that the VEBA is exempt from taxation under Subtitle A of the Code.

This certification shall, in all respects, be subject to and contingent upon the receipt by us of a favorable determination letter from the Internal Revenue Service recognizing the exemption of the VEBA under Section 501(a) of the Code. In that regard, we will timely make all changes reasonably requested by the IRS as a condition to the issuance of a favorable determination letter.

Sincerely,

[Buyer/Seller]

E-1